SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO / A

TENDER OFFER STATEMENT UNDER SECTION
14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Gucci Group N.V.

(Name of Subject Company)

Pinault-Printemps-Redoute S.A.
(Name of Filing Person—Offerors)

Common Shares, Nominal Value € 1.02 Per Share
(Title of Class of Securities)

401566104
(CUSIP Number of Class of Securities)

Serge Weinberg
Chairman and Chief Executive Officer
Pinault-Printemps-Redoute S.A.
10, avenue Hoche
75381 Paris Cedex 08
France
(011 33 1) 45 64 61 00
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David A. Katz, Esq.
Joshua R. Cammaker, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 10 and 13.
Item 12.
Signature
Exhibit Index

1	NAME OF REPORTING PERSON

PINAULT-PRINTEMPS-REDOUTE S.A.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER
NUMBER OF		67,570,154
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		67,570,154
WITH
	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,570,154

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.83% (based upon outstanding shares)

14	TYPE OF PERSON REPORTING

CO

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on April 1, 2004, as amended by Amendment No. 1 filed on April 2, 2004 (as amended, the “Schedule TO”), by Pinault-Printemps-Redoute S.A., a société anonyme with a management board and supervisory board and organized under the laws of the Republic of France (“PPR”). The Schedule TO relates to the offer by PPR to purchase any and all outstanding Common Shares, nominal value € 1.02 per share (the “Shares”), of Gucci Group N.V. that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 10 and 13.

     Items 10 and 13 are hereby amended and supplemented as follows:

     (1) The section “Special Factors — Background of the Offer — Publication of Gucci Year-End Results” is deleted in its entirety and replaced with the following:

     “On April 1, 2004, Gucci announced its yearly results for the fiscal year ending January 31, 2004. Gucci’s year-end results were also included in its Report of Foreign Issuer on Form 6-K, filed by Gucci with the SEC on April 1, 2004 and are included in Annex D to this Offer to Purchase. The financial results that were included in Gucci’s April 1, 2004 filing are unaudited and are not accompanied by a review statement from Gucci’s independent auditors. An exemption from the Dutch requirement to include a review statement from Gucci’s independent auditor was granted by the AFM (see “Special Factors — Exemptions Granted by the AFM”).

     On April 19, 2004, Gucci announced that it had made available the following audited financial information for the fiscal year ended January 31, 2004: a consolidated balance sheet, a consolidated income statement, a consolidated statement of cash flows, a statement of changes in equity, a summary of accounting policies used in the preparation of these financial statements and explanatory notes (including a reconciliation to U.S. Generally Accepted Accounting Principles), all prepared in accordance with international accounting standards (“IAS”) and accompanied by an auditor’s report in accordance with IAS. This audited financial information is included in Annex D to this Offer to Purchase.”

     (2) Annex D to the Offer to Purchase is hereby amended and supplemented by adding the following line at the end of the index on page D-1 thereto:

     “Financial information of Gucci Group N.V. for the fiscal year ended January 31, 2004, required by the Autoriteit Financiele Markten to be made available”

and by adding at the end of Annex D the information set forth in Appendix 1 hereto.

     (3) Annex F to the Offer to Purchase is hereby amended and supplemented by adding the following line as a final bullet point at the end of the list on page F-1 thereto:

     “Press release issued by Gucci dated April 19, 2004”

and by adding at the end of Annex F the press release set forth in Appendix 2 hereto.

Item 12.

     Item 12 is hereby amended and supplemented by adding thereto the following:

(a)(27)	Press release issued by Gucci dated April 19, 2004 (included as Annex F to the Offer to Purchase)

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PINAULT-PRINTEMPS-REDOUTE S.A. /s/ Serge Weinberg Name: Serge Weinberg Title: Chief Executive Officer

Date: April 20, 2004

Exhibit Index

(a)(27)	Press release issued by Gucci dated April 19, 2004 (included as Annex F to the Offer to Purchase)

Appendix 1

PricewaterhouseCoopers
Accountants N.V.
Prins Bernhardplein 200
1097 JB Amsterdam
P.O. Box 94071
1090 GB Amsterdam
The Netherlands
Telephone +31 (20) 568 66 66
Facsimile +31 (20) 568 68 88

To the Supervisory Board and
the Shareholders of Gucci Group N.V.

Auditors’ report

     Introduction
We have audited the accompanying consolidated balance sheets of Gucci Group N.V. as of January 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity and comprehensive income (“the consolidated financial information”) for each of the three years in the period ended January 31, 2004. The consolidated financial information does not represent the statutory financial statements of the Company. The consolidated financial information are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial information based on our audit.

     Scope
We conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants and with auditing standards generally accepted in the Netherlands and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial information. We believe that our audit provide a reasonable basis for our opinion.

     Opinion
In our opinion, the consolidated financial information referred to above, present fairly, in all material respects, the consolidated financial position of Gucci Group N.V. as of January 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2004 in conformity with International Financial Reporting Standards.

Since the consolidated financial information do not include the Corporate Financial Statements and related disclosures, these consolidated financial information do not meet all requirements as included in Part 9 of Book 2 of the Netherlands Civil Code.

PricewaterhouseCoopers is the trade name of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Trade Register under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Trade Register under number 34180284), PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Trade Register under number 34180287) and PricewaterhouseCoopers B.V. (registered with the Trade Register under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl.

     Additional Matters
International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended January 31, 2004, 2003 and 2002 and the determination of shareholders’ equity as of January 31, 2004 and 2003 to the extent summarized in Note 23 to the financial statements.

April 19, 2004

PricewaterhouseCoopers Accountants N.V.

GUCCI GROUP N.V. — Consolidated statements of income
(In thousands of Euro, except per share and share amounts)

	2003	2002	2001(*)
Net revenues	2,587,390	2,544,286	2,565,116
Cost of goods sold	851,984	802,007	773,399

Gross profit	1,735,406	1,742,279	1,791,717
Selling, general and administrative expenses	1,463,026	1,433,276	1,393,123
Restructuring expenses	27,008	3,144	—
Goodwill and trademark amortization	125,575	126,418	130,209

Operating profit	119,797	179,441	268,385
Restructuring expenses	—	—	(750)
Financial income, net	11,881	62,796	88,123
Other income (expenses), net	13,695	(1,257)	10,586

Income before income taxes and minority interests	145,373	240,980	367,844
Income tax expense (benefit)	(22,115)	19,286	58,679

Net income before minority interests	167,488	221,694	309,165
Minority interests	6,759	5,060	3,370

Net income for the year	174,247	226,754	312,535

Net income per share of common stock — basic	1.75	2.24	3.12
Weighted average number of shares — basic	99,518,957	101,060,751	100,174,358
Net income per share of common stock — diluted	1.73	2.21	3.08
Weighted average number of shares and share equivalents — diluted	100,697,227	102,422,918	101,524,040

(*) The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V. — Consolidated balance sheets
(In thousands of Euro)

	2003	2002
Assets
Current assets
Cash and cash equivalents	1,270,748	2,782,588
Short-term financial assets	380,091	—
Trade receivables, net	352,525	331,834
Inventories, net	495,655	472,028
Current value of hedge derivatives	70,790	110,559
Other current assets	276,462	326,186

Total current assets	2,846,271	4,023,195

Non-current assets
Long-term financial assets	17,446	408,079
Property, plant and equipment, net	941,272	912,497
Goodwill, trademarks, other intangible assets and deferred charges, net	1,976,339	2,110,015
Deferred tax assets	289,996	263,671
Other non-current assets	104,905	63,150

Total non-current assets	3,329,958	3,757,412

Total assets	6,176,229	7,780,607

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts and short-term loans	423,687	630,534
Trade payables and accrued expenses	473,248	478,479
Tax liabilities and income tax payable	93,968	143,857
Other current liabilities	91,892	119,262

Total current liabilities	1,082,795	1,372,132

Non-current liabilities
Long-term financial payables	1,318,292	1,202,411
Pension liabilities and severance indemnities	55,124	50,831
Long-term tax payable and deferred tax liabilities	339,195	381,052
Other long-term liabilities	25,181	38,182

Total non-current liabilities	1,737,792	1,672,476

Total liabilities	2,820,587	3,044,608

Minority interests	41,714	64,566

Shareholders’ equity
Share capital	106,159	104,688
Contributed surplus	1,478,543	2,790,401
Retained earnings	1,145,388	968,745
Treasury stock, at cost	(261,328)	(173,274)
Accumulated other comprehensive income	670,919	754,119
Net result for the year	174,247	226,754

Shareholders’ equity	3,313,928	4,671,433

Total liabilities, minority interests and shareholders’ equity	6,176,229	7,780,607

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V. — Consolidated statements of cash flows
(In thousands of Euro)

	2003	2002	2001(*)
Cash flow provided by operating activities
Net result for the year	174,247	226,754	312,535
Depreciation	102,077	93,950	77,094
Amortization	149,177	148,525	145,585
Net loss (gain) on sale and write-down of non-current assets	16,722	(28)	2
Changes (net of acquisitions) in:
trade receivables, net	(29,192)	(27,872)	(24,215)
inventories, net	(33,907)	(43,333)	(80,368)
other current assets	53,657	(45,014)	(54,855)
trade payables and accrued expenses	4,354	36,870	(34,209)
income tax payable	(62,717)	(20,161)	18,417
other current liabilities	(24,455)	(27,879)	(44,477)
deferred tax	(62,134)	(72,132)	(63,412)
other non-current assets	(6,612)	(13,126)	(7,882)
other non-current liabilities	(21,059)	(9,218)	(15,369)

Cash flow provided by operating activities	260,158	247,336	228,846

Cash flow used in investing activities
Acquisitions	(10,286)	(24,875)	(220,264)
Acquisition of minority interest in Sergio Rossi	(41,058)	—	—
Purchases of tangible assets	(195,129)	(255,578)	(245,869)
Increase in deferred charges and intangible assets	(20,925)	(85,077)	(96,081)
Proceeds from the sale of non-current assets	—	2,987	10,100

Cash flow used in investing activities	(267,398)	(362,543)	(552,114)

Cash flow (used in) provided by financing activities
Issuance (repayment) of long-term debt, net	168,391	384,891	(173,031)
Proceeds from the sale of long-term financial assets	28,167	—	—
Changes in financial assets	(45,990)	(151,990)	—
Investment in long-term financial assets	—	—	(299,419)
Purchases of treasury shares	(281,573)	(158,499)	—
Proceeds from the exercise of stock options and other movements	227,693	41,749	27,869
Return of capital to shareholders	(1,347,005)	—	—
Dividends	(49,797)	(50,709)	(425,243)

Cash flow (used in) provided by financing activities	(1,300,114)	65,442	(869,824)

Increase (decrease) in cash, net of short-term financial indebtedness	(1,307,354)	(49,765)	(1,193,092)
Effect of exchange rates on cash (short-term financial indebtedness), net:
Exchange effects arising from translation	2,361	4,984	(35,118)
Exchange effects arising from change to Euro		—	206,510
Cash (short-term financial indebtedness) from acquired companies, net	—	(2,914)	(8,297)
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	2,152,054	2,199,749	3,229,746
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	847,061	2,152,054	2,199,749

(continued)

GUCCI GROUP N.V. — Consolidated statements of cash flows (continued)
(In thousands of Euro)

	2003	2002	2001(*)
Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	1,270,748	2,782,588	2,964,907
Bank overdrafts and short-term loans	(423,687)	(630,534)	(765,158)

Cash and cash equivalents, net	847,061	2,152,054	2,199,749

Supplemental disclosures of cash flow information:

	2003	2002	2001(*)
Cash paid during the period:
Interest expense	77,128	52,161	68,788
Income taxes	89,759	121,157	106,508
Cash flow from interest received	83,705	122,274	163,055

Assets and liabilities in the businesses acquired were as follows:

	2003	2002	2001
Fixed assets	1,286	743	16,205
Assets under capital lease	2,566	—	—
Trade receivables	—	5,691	19,287
Inventories	2,007	1,675	7,717
Trade payables	(2,100)	(2,857)	(22,894)
Other liabilities, net	1,591	(3,205)	(49,038)
Cash (short-term indebtedness), net	—	(2,914)	(8,297)
Financial payables	(3,023)	—	(2,805)
Effects of changes in exchange rates	(293)	616	4,693

	2,034	(251)	(35,132)
Goodwill and trademarks, net of deferred taxes	12,229	29,721	281,073

Cost of acquisitions	14,263	29,470	245,941

Amount paid during the year	10,286	24,875	220,264
Amount paid in prior year	3,977	—	—
Amount to be paid as at the year end	—	4,595	25,677

(*) The Cash flows were converted from US Dollar to Euro using the average exchange rate of 2001 except for cash and cash equivalents amounts which were converted from US Dollar to Euro using the historical exchange rate at the end of 2001.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V. — Statement of changes in consolidated shareholders’ equity and comprehensive income
(In thousands of Euro *, except number of shares)

	Number	Share	Contributed	Retained	Treasury	Accumulated	Net result	Total
	of shares	capital	surplus	earnings	stock,	other	for the
					at cost	comprehensive	year
						income
Balance at January 31, 2001	100,095,205	103,654	2,792,130	763,548	(90,890)	490,531	366,925	4,425,898
Appropriation of result for 2000	—	—	—	312,225	—	—	(312,225)	–
Dividends	—	—	—	(364,480)	—	—	(58,959)	(423,439)
Shares released from treasury for options exercise	612,475	—	2,997	—	30,028	—	—	33,025
Other	14,723	—	242	(2,852)	720	256	—	(1,634)
Net income for 2001	—	—	—	—	—	—	312,535	312,535
Other comprehensive income:
- Hedging reserve:
Opening	—	—	—	(926)	—	9,359	—	8,433
Movements	—	—	—	—	—	(16,918)	—	(16,918)
- Fair-value reserve	—	—	—	—	—	(2,388)	—	(2,388)
- Foreign currency adjustments
(net of tax of €(1.1) million)	—	—	—	—	—	(104,733)	—	(104,733)
Total other comprehensive income	—	—	—	(926)	—	(114,680)	—	(115,606)
Comprehensive income	—	—	—	—	—	—	—	196,929
Exchange effects arising from change to Euro	—	—	—	—	—	323,385	4,259	327,644

Balance at January 31, 2002	100,722,403	103,654	2,795,369	707,515	(60,142)	699,492	312,535	4,558,423
Appropriation of result for 2001	—	—	—	261,826	—	—	(261,826)	–
Dividends	—	—	—	—	—	—	(50,709)	(50,709)
Shares issued for option exercise	7,940	8	394	—	—	—	—	402
Shares released from treasury for options exercise	1,294,274	—	(3,458)	—	44,747	—	—	41,289
Shares repurchased	(1,800,595)	—	—	—	(158,499)	—	—	(158,499)
Other	11,229	1,026	(1,904)	(596)	620	—	—	(854)
Net income for 2002	—	—	—	—	—	—	226,754	226,754
Other comprehensive income:
- Hedging reserve (net of tax of €5.2 million)	—	—	—	—	—	106,581	—	106,581
- Fair-value reserve	—	—	—	—	—	5,207	—	5,207
- Foreign currency adjustments (net of tax of €7.7 million)	—	—	—	—	—	(57,161)	—	(57,161)
Total other comprehensive income	—	—	—	—	—	54,627	—	54,627
Comprehensive income	—	—	—	—	—	—	—	281,381

Balance at January 31, 2003	100,235,251	104,688	2,790,401	968,745	(173,274)	754,119	226,754	4,671,433
Share capital increase	—	1,387,116	(1,387,116)	—	—	—	—	—
Return of capital to shareholder	—	(1,387,116)	40,111 (** )	—	—	—	—	(1,347,005)
Appropriation of result for 2002	—	—	—	176,957	—	—	(176,957)	–
Dividends	—	—	—	—	—	—	(49,797)	(49,797)
Shares repurchased	(3,203,987)	—	—	—	(281,573)	—	—	(281,573)
Shares issued for option exercise	1,442,455	1,471	56,987	—	—	—	—	58,458
Shares released from treasury for options exercise	2,579,114	—	(24,206)	—	193,441	—	—	169,235
Other	54,088	—	2,366	(314)	78	—	—	2,130
Net income for 2003	—	—	—	—	—	—	174,247	174,247
Other comprehensive income:
- Hedging reserve (net of tax of €1.5 million)	—	—	—	—	—	(31,572)	—	(31,572)
- Fair-value reserve	—	—	—	—	—	(853)	—	(853)
- Foreign currency adjustments (net of tax of €2.5 million)	—	—	—	—	—	(50,775)	—	(50,775)
Total other comprehensive income	—	—	—	—	—	(83,200)	—	(83,200)
Comprehensive income	—	—	—	—	—	—	—	91,047

Balance at January 31, 2004	101,106,921	106,159	1,478,543	1,145,388	(261,328)	670,919	174,247	3,313,928

(*) The Euro amounts as at January 31, 2002 have been calculated from previously published US Dollar amounts as follows:
-	“Share capital” and related movements by multiplying the number of shares issued by the nominal value of € 1.01;
-	Balances other than “Share capital” as the aggregate amount of:
•	The balances as at January 31, 1999 translated using the exchange rate at that date, and
•	The movements recorded during the period from February 1, 1999 up to January 31, 2002 calculated as follows:
-	“Net income of the period” using the respective period average exchange rate,
-	“Shares issued to PPR” on March 19, 1999 using the exchange rate on that date,
-	“Appropriation of the result” using the prior period average exchange rate,
-	“Dividends” using the exchange rate on the due date of the respective payments,
-	all other movements using each period’s average exchange rate.

(**) This amount relates to the portion of return of capital relevant the Treasury stock.

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V. — Notes to the consolidated financial statements

(1) Activities of the Group

Gucci Group is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eye-wear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and also distributes products to franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group are listed on the Euronext Amsterdam Stock Exchange (GCCI.AS) and on the New York Stock Exchange (GUC).

(2) Acquisitions

During the year ended January 31, 2004 the Group made a number of immaterial acquisitions including an Italian shoe production facility, the quota held by the minority shareholder in the Joint Venture established in the past in Singapore and Malaysia as well as the establishment of a Joint Venture in UK with a former supplier of services for a total consideration of € 14.3 million.

During the year ended January 31, 2003 the Group made a number of immaterial acquisitions including Italian shoe and jewelry production facilities as well as the quota held by the minority shareholder in the Joint Venture established in the past in Taiwan for a total consideration of € 29.5 million.

The acquisitions have been accounted for utilizing the purchase method and, accordingly, the operating results of the new businesses have been included in the consolidated statements of income from the date of the acquisition. The purchase prices of the acquired companies have been preliminarily allocated to identified assets and liabilities of these companies based on their estimated fair values on the date of the acquisition. The residual amount, of € 12.2 and € 29.7 million, as of January 31, 2004 and January 31, 2003, respectively, has been recorded as goodwill, which will be amortized over 20 years.

In January 2004 the Group acquired the 30% minority interest of Sergio Rossi S.p.A and Sergio Rossi International S.A.R.L for a total consideration of € 41.1 million. The sellers have retained the right to dividends and voting powers with respect to the sold stock until January 31, 2007 and have a call option — the right to repurchase a 28.5% interest — on that date. Based on the fact that the sellers retained all economic rights in respect of the shares, the 30% interest has been reflected as a minority interest while the payment of € 41.1 million has been included in “Other non-current assets”.

(3) Summary of significant accounting policies

The Group’s accounting policies comply with standards set forth by the International Accounting Standards Board.

The following is a summary of the significant accounting policies used by the Group to prepare the financial statements.

Basis of preparation
The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting principles below.

Reporting currency
Starting from February 1, 2002, the Group adopted the Euro as its reporting currency.

The 2001 comparative balances previously reported in prior period US Dollar denominated consolidated financial statements have been translated by applying the following criteria:

- equity items have been translated following the criteria disclosed in the notes to the Statement of changes in consolidated shareholders’ equity and comprehensive income;

- income statement items have been translated by applying the exchange rate that approximates the average €/US$ exchange rate during 2001 (€/US$ 0.8908);

- exchange differences resulting from this translation have been recognized directly in equity as a movement of the “Accumulated other comprehensive income” reserve;

- consolidated statements of cash flows have been translated by applying the exchange rate that approximates the average € /US$ exchange rate for the relevant period.

Consequently, the 2001 consolidated financial statements show the same trends and ratios as previously reported.

Foreign currency transactions and balances
Foreign currency transactions are translated into Euro using the exchange rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary items such as equities held for trading are reported as part of their fair value gain or loss. Translation differences on available-for sale equities are included in equity.

Principles of consolidation
Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

The assets, liabilities and equity of consolidated companies are added together on a line-by-line basis, eliminating the book value of the related investment against the Group’s share of equity.

In the case of subsidiaries not 100% owned, the Group recognizes a minority interest consisting of the portion of net income and net assets attributable to the interest owned by third parties.

All significant inter-company balances, transactions and unrealized profits and losses are eliminated.

The balance sheets of subsidiaries denominated in foreign currencies are translated into Euro using year-end exchange rates, while average exchange rates for the year are used for the translation of the statements of income and cash flows. Significant individual transactions are translated at the rate of exchange prevailing on the date of the transaction. Translation gains and losses, including the differences arising as a result of translating opening shareholders’ equity using exchange rates at the close of the period or on the date of acquisition for foreign companies acquired during the year rather than exchange rates at the beginning of the period, are reported as a separate component of shareholders’ equity.

Any goodwill arising on the acquisition of a foreign entity and any fair value adjustments to the carrying amount of the assets and liabilities arising on the acquisition of that foreign entity are translated using the closing exchange rate.

Cash flow statement
The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdrafts and short-term loans forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates. Income and expenses in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities.

Cash and cash equivalents
The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The investments included in cash and cash equivalents are reported at their fair market value.

Receivables and payables
Receivables and payables are stated at nominal value. Receivables are reduced to their expected realizable value by an allowance for doubtful accounts. Receivables and payables denominated in foreign currencies are stated at the year-end exchange rates. The resulting gains or losses are recorded in the consolidated statements of income, with the exception of the gains or losses resulting from the translation of inter-company long-term loans, which are considered to form part of the net investment in the related subsidiaries or for which settlement is not planned or anticipated in the foreseeable future. The impact of translation of these items has been reflected in Foreign currency adjustments (see Note 14).

Inventories
Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail method for retail inventories and average cost method for production and wholesale inventories.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. Consequently, the cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales during the period that it is first determined that the merchandise will be sold at mark-down value.

Property, plant and equipment
Property, plant and equipment are carried at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets or the term of the lease.

The applicable depreciation rates are as follows:

Buildings	2% — 6%
Plant and production equipment	7% — 18%
Furniture and fixtures	10% — 20%
Leasehold improvements and general store equipment	Expected lease term
Electronic office machines	10% — 22%

Land is not depreciated.

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in income.

The cost of major renovations is included in the carrying amount of the assets when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

Leases
Leases of property, plant and equipment, where the Group has substantially all the risk and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of financial charge on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Goodwill, trademarks, other intangible assets and deferred charges

Goodwill is recorded as the difference between the purchase price and the fair value of the identifiable net assets of acquired businesses at the date of acquisition and is expensed over its estimated useful life up to a maximum period of 20 years using the straight-line method of amortization. When the acquisition agreement provides for an adjustment to the purchase consideration contingent on future events, an estimate of the adjustment is included in the cost of acquisition. Any future adjustment of the estimate is recorded as an adjustment of the goodwill.

Acquired trademarks are amortized over their estimated useful life up to a maximum period of 20 years. Acquired trademarks, whose useful lives are estimated to be greater than 20 years, are amortized over 20 years, the maximum period permitted by IAS.

Other intangible assets and deferred charges expected to benefit future periods are recorded at cost. Amortization is calculated on a straight-line basis over the estimated benefit period.

The applicable amortization rates are as follows:

Commercial leases and licenses	expected lease or license term
Software	20%
Licenses repurchased	contractual expiring date of the license
Miscellaneous deferred charges and intangible assets	20%

Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill, trademarks and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to the higher of the net selling price and the amount determined using discounted net future cash flows expected to be generated by the asset.

Pension liabilities and severance indemnities

Pension liabilities and severance indemnities are calculated on an actuarial basis or in accordance with applicable local law to the extent that the amount of the liability does not differ materially from the amount which would have been calculated on an actuarial basis.

The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Derivative financial instruments

The Group enters into derivative financial transactions as hedges. The related financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured periodically at their fair value. The accounting treatment of the changes in fair value depends on whether the hedging instrument is designated as a hedge of recognized assets or liabilities (“Fair value hedge”) or as a hedge of forecasted transactions (“Cash flow hedge”). Changes in fair values of derivatives that are designated as Fair value hedges and that are highly effective are recorded in the income statement, along with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as Cash flow hedges and that are highly effective are deferred in the equity account, “Hedging reserve”. Amounts deferred in the “Hedging reserve” and any subsequent changes in the value of the derivatives are recorded in the income statement in the same period and classified in the same income statement accounts as the related hedged transactions.

If a hedging instrument designated as a Cash flow hedge is sold or terminated prior to maturity, any related gains or losses continue to be deferred until the hedged transaction occurs. If the forecasted transaction is no longer expected to take place the derivative instrument ceases to meet the criteria for designation as a Cash flow hedge. Accordingly as soon as this event occurs, any gains or losses arising from changes in fair value are recognized in income. At the inception of hedging transactions, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions as well as measuring at the hedge inception and on an on-going basis the degree of effectiveness of the hedging instruments in offsetting changes in fair value or cash flows of the hedged items.

All outstanding derivatives at January 31, 2004 and 2003 qualified for hedge accounting.

The fair value of the hedging instruments is estimated by reputable financial institutions on the basis of market conditions.

Financial assets

The Company owns financial assets, which it intends to hold to maturity. However, they may be sold in response to liquidity requirements or changes in interest rates. Accordingly, they are classified as “Available-for-sale”.

All purchases and sales of financial assets are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value are recognized directly in the equity account, “Fair value reserve”, until the financial asset is sold, redeemed, or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

The fair value of the financial assets is determined through reference to quoted market prices at the balance sheet date. If there are no market values available for the financial assets, the value is determined by reputable financial institutions on the basis of market conditions.

Stock options

Upon the grant of the options no effects are recognized in the financial statements. Upon exercise, the effects, other than the tax benefit received by the Group, are recorded as movements in shareholders’ equity. Newly issued shares to satisfy the exercise of options are recorded as increases in share capital and contributed surplus for a total amount equal to the exercise price. If treasury shares are utilized to satisfy the exercise of the stock options, the difference between the exercise price and the value of treasury shares is recorded as a change in contributed surplus.

In certain circumstances the Group receives income tax benefits upon the exercise of stock options by certain employees. These benefits relate to the income tax deduction available to the Group for the difference between the exercise price and the fair value of the Group’s common shares on the date of exercise. These benefits are reported as a reduction of income tax expense.

Treasury stock

The Group purchases Gucci Group NV shares to satisfy the exercise of certain stock options pursuant to the Company’s Stock Option Plan. The value of the purchased shares is deducted from total shareholder’s equity as Treasury stock. Treasury stock is valued at cost applying the FIFO method. Where Treasury stock is reissued the consideration received is included in shareholder’s equity.

Income taxes
The provision for current income taxes is based on estimated taxable income.

Deferred income taxes are provided, using the liability method, to reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect in each of the relevant jurisdictions when such differences are expected to reverse. The effect of changes in the statutory tax rate is reflected in the statement of income in the period of such changes. Deferred tax assets and liabilities have been offset only when they relate to the same tax jurisdiction.

A valuation allowance is provided against net deferred tax assets, which are not considered probable of realization based on historical and expected profitability of the individual subsidiaries. Such assets are recognized when realized or when, based on expected future results, it becomes probable that they will be realized in future periods.

Net income per share

Basic net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period adjusted for the effects of all potentially dilutive shares (i.e. employee stock options).

Recognition of revenues

Revenues from the sale of products are recognized on the transfer of ownership to third parties. Royalties are recognized at the time of sale of the licensed products and, in accordance with industry practice, are included in revenues. Should any product return or is expected to return or any commercial discount be recognized, the relevant value reduces revenues arising from the sale of goods. Cash discounts are recognized as financial costs.

Store opening/closing costs

Pre-opening expenditures incurred for new or remodeled retail stores are expensed as incurred except for rents paid during the construction period of new retail stores, which are capitalized as part of leasehold improvements. When a store is closed, the remaining investment in fixtures and leasehold improvements, net of expected salvage, is charged to income and the present value of any remaining lease liability, net of expected sublease recovery, is also charged to operating income as restructuring expenses.

Shipping & Handling costs

Shipping & Handling costs billed to the customer are recorded on an accrual basis in cost of goods sold. Revenues arising from amounts billed to the customer for those costs are recorded as revenues. Shipping & Handling costs not billed to the customer are included in Selling, general and administrative expenses.

Communication expenses

Communication expenses, which include advertising, public relations and visual display expenses, are expensed as incurred.

Cooperative advertising programs

Expenditures for cooperative advertising programs, under which certain wholesale distributor costumers are reimbursed for a portion of the advertising costs they incur are included in Selling, general and administrative expenses.

Restructuring expenses

Restructuring expenses are classified as non operating when they relate to restructuring of acquired companies during the year immediately after the acquisition. Restructuring expenses related to operations which are already part of the Group are classified as operating expenses.

Reclassifications

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform with the 2003 presentation.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Additional information

The companies included in the consolidated financial statements at January 31, 2004 are listed in Note 26.

The financial statements used in the consolidation are those approved, or to be submitted for approval, by the shareholders of each subsidiary at their respective annual general meetings. Such statements have been reclassified to conform to international practice and adjusted, where necessary, to comply with Group accounting policies.

Fiscal years of the Group ended on January 31, 2004, 2003 and 2002.

All references to “financial statements” in these notes are to the “consolidated” financial statements for all periods, unless otherwise indicated.

Amounts included in the financial statements and notes are stated in thousands of Euro except percentages and net income per share and share amounts and where otherwise noted.

All references to the “Group” or the “Company” relate to Gucci Group N.V. and its subsidiaries, unless otherwise indicated.

(4) Segment information

The Group has five operating segments: Gucci Division (excluding Gucci Timepieces), Gucci Group Watches, Yves Saint Laurent, YSL Beauté and Other Operations. Gucci Division (excluding Gucci Timepieces) includes all revenues from the sale and licensing of Gucci branded products other than those from the wholesale distribution activities of the Gucci brand watches. Gucci Group Watches includes the production and wholesale distribution of Gucci and other Gucci Group brand watches. Yves Saint Laurent includes all revenues from the sale and licensing of Yves Saint Laurent branded products other than those from the wholesale distribution of Yves Saint Laurent perfumes, cosmetics and watches. YSL Beauté includes revenues from the sale of perfume, make-up and skincare products other than Gucci brand perfume. Other Operations includes revenues from operations, which are not individually material. The non-operating segment Corporate includes the parent company and certain subsidiaries which are involved principally in financial transactions and which do not generally sell to third parties as well as the expenses related to certain employees and members of management, who perform Group corporate functions, which are not allocated to the individual operating business segments. Inter-segment transactions are priced on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents information about the Company by segment of activity:

	2003	2002	2001
Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	1,378,515	1,382,690	1,512,798
Revenues from other segments	15,254	13,527	18,087
Total revenues	1,393,769	1,396,217	1,530,885
Operating profit before goodwill amortization and restructuring	387,773	402,867	461,213
Goodwill amortization	2,596	8,433	26,573
Restructuring	2,164	—	—
Operating profit after goodwill amortization and restructuring	383,013	394,434	434,640
Depreciation	60,450	59,241	53,113
Assets	1,184,968	1,080,778	1,028,202
Liabilities	259,213	261,803	229,128
Capital expenditures	105,288	94,186	201,811
Asset value of capital leases stipulated during the year	—	49,629	—

Gucci Group Watches (1)
Revenues from external customers
Gucci	142,080	153,862	186,084
Other Brands	21,821	29,565	30,213
Total revenues from external customers	163,901	183,427	216,297
Revenues from other segments	16,794	24,796	19,999
Total revenues	180,695	208,223	236,296
Operating profit before goodwill amortization and restructuring	25,310	36,797	55,144
Goodwill amortization	20,462	13,714	12,556
Restructuring	1,608	136	—
Operating profit after goodwill amortization and restructuring	3,240	22,947	42,588
Depreciation	5,412	4,417	3,999
Assets	330,613	387,465	384,396
Liabilities	54,537	71,303	54,307
Capital expenditures	4,861	23,617	8,472

(1)	The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(continued)

(continued)

	2003	2002	2001
Yves Saint Laurent
Revenues from external customers	154,615	145,792	101,054
Revenues from other segments	29	40	93
Total revenues	154,644	145,832	101,147
Operating (loss) before goodwill &
trademark amortization and restructuring	(73,291)	(63,653)	(76,375)
Goodwill and trademark amortization	23,083	23,102	22,301
Restructuring	4,217	—	—
Operating (loss) after goodwill &
trademark amortization and restructuring	(100,591)	(86,755)	(98,676)
Depreciation	15,316	12,720	8,095
Assets	573,440	600,113	520,434
Liabilities	111,882	78,377	117,002
Capital expenditures	36,818	59,236	45,241
Asset value of capital leases stipulated during the year	—	23,661	—

YSL Beauté (2)
Revenues from external customers	614,534	598,792	569,379
Revenues from other segments	154	236	189
Total revenues	614,688	599,028	569,568
Operating profit before goodwill & trademark amortization and restructuring	21,057	41,288	31,134
Goodwill and trademark amortization	52,220	52,303	49,385
Restructuring	2,852	3,008	—
Operating (loss) after goodwill & trademark amortization and restructuring	(34,015)	(14,023)	(18,251)
Depreciation	20,467	18,956	15,610
Assets	1,242,943	1,305,817	1,308,985
Liabilities	200,957	218,978	214,285
Capital expenditures	25,406	24,874	20,623

(2)	As of February 1, 2003 the Boucheron fragrance operation was integrated with YSL Beauté. Boucheron fragrance segment information for the periods ended January 31, 2003 and 2002, which had been included in “Other operations” was reclassified to YSL Beauté as if the integration had occurred on February 1, 2001.

(continued)

(continued)

	2003	2002	2001
Other Operations (3)
Revenues from external customers	275,825	233,585	165,588
Revenues from other segments	42,190	32,172	5,409
Total revenues	318,015	265,757	170,997
Operating (loss) before goodwill & trademark amortization and restructuring	(58,142)	(74,658)	(34,515)
Goodwill and trademark amortization	27,214	28,866	19,394
Restructuring	15,892	—	—
Operating (loss) after goodwill & trademark amortization and restructuring	(101,248)	(103,524)	(53,909)
Depreciation	18,575	15,339	7,107
Assets	806,637	831,989	664,867
Liabilities	166,236	173,598	91,293
Capital expenditures	41,611	122,739	48,827
Asset value of capital leases stipulated during the year	2,619	16,397	—

Corporate
Operating costs excluding restructuring	(30,301)	(33,920)	(35,577)
Restructuring	275	—	—
Depreciation	5,458	5,384	4,546
Assets	282,671	280,146	244,921
Liabilities	226,340	261,666	314,297
Capital expenditures	2,070	33,313	16,976
Asset value of capital leases stipulated during the year	3,578	—	—

Elimination
Revenues from other segments	(74,421)	(70,771)	(43,777)
Operating loss (profit) before goodwill & trademark amortization and restructuring	(26)	282	(2,430)
Operating loss (profit) after goodwill & trademark amortization and restructuring	(26)	282	(2,430)
Assets	(305,293)	(308,738)	(236,107)
Liabilities	(373,720)	(378,971)	(328,209)

Consolidated
Revenues from external customers	2,587,390	2,544,286	2,565,116
Operating profit before goodwill & trademark amortization and restructuring	272,380	309,003	398,594
Goodwill and trademark amortization	125,575	126,418	130,209
Restructuring	27,008	3,144	—
Operating profit after goodwill & trademark amortization and restructuring	119,797	179,441	268,385
Depreciation	125,678	116,057	92,470
Segment assets	4,115,979	4,177,570	3,915,698
Unallocated assets	2,060,250	3,603,037	3,537,288
Consolidated total assets	6,176,229	7,780,607	7,452,986
Segment liabilities	645,445	686,754	692,103
Unallocated liabilities	2,175,142	2,357,854	2,136,605
Consolidated total liabilities	2,820,587	3,044,608	2,828,708
Capital expenditures	216,054	357,965	341,950
Asset value of capital leases stipulated during the year	6,197	89,687	—

(3)	The Other Operations segment includes revenues from operations which individually are not material to the Group.

As required by IAS 14 (Revised), unallocated assets and liabilities include current and deferred taxation and financial assets and liabilities.

The following table presents information about the Company by geographic area:

	2003	2002	2001
United States
Revenues from external customers	551,569	521,203	542,815
Assets	478,495	535,237	452,452
Capital expenditures	37,736	81,947	82,408
Asset value of capital leases stipulated during the year	—	83,184

Italy
Revenues from external customers	332,262	338,075	337,577
Assets	1,054,908	1,024,229	941,581
Capital expenditures	35,214	102,409	83,666
Asset value of capital leases stipulated during the year	2,619	6,503	—

France
Revenues from external customers	229,295	247,991	236,792
Assets	1,851,493	1,968,636	2,063,754
Capital expenditures	26,120	49,804	37,509

Rest of Europe
Revenues from external customers	571,009	496,396	466,747
Assets	962,558	888,938	888,007
Capital expenditures	31,764	84,373	100,113
Asset value of capital leases stipulated during the year	3,578	—	—

Japan
Revenues from external customers	523,543	503,138	519,193
Assets	287,407	212,177	209,240
Capital expenditures	72,234	27,458	22,654

Rest of Asia
Revenues from external customers	287,824	307,750	330,061
Assets	128,831	116,484	125,481
Capital expenditures	12,701	11,746	15,455

Rest of world
Revenues from external customers	91,888	129,733	131,931
Assets	6,060	7,921	8,775
Capital expenditures	285	228	145

Elimination
Assets	(653,773)	(576,052)	(773,592)

Consolidated
Revenues from external customers	2,587,390	2,544,286	2,565,116
Segment assets	4,115,979	4,177,570	3,915,698
Unallocated assets	2,060,250	3,603,037	3,537,288
Consolidated total assets	6,176,229	7,780,607	7,452,986
Capital expenditures	216,054	357,965	341,950
Asset value of capital leases stipulated during the year	6,197	89,687	—

Assets in France and in Italy include € 1,295.8 million and € 266.9 million, respectively, of intangible assets (goodwill and trademarks), which relate to global operations; it is not possible to allocate these values to individual geographic segments.

Rest of Asia includes principally China, Guam, Hong Kong, Korea, Taiwan, Singapore and Malaysia.

Rest of world includes principally North America excluding the United States, South America, the Middle East and Australia.

(5) Inventories, net

Inventories, net of allowances for excess and obsolete items, at January 31, 2004 and 2003 consisted of the following:

	2003	2002
Finished goods	361,921	333,919
Work in progress	30,121	29,054
Raw materials	103,613	109,055

Inventories, net	495,655	472,028

(6) Other current assets

Other current assets at January 31, 2004 and 2003 consisted of the following:

	2003	2002
VAT & other taxes	127,739	149,029
Prepaid expenses	89,738	88,468
Prepaid tax	18,821	30,924
Other	40,164	57,765

Other current assets	276,462	326,186

(7) Property, plant and equipment, net

Property, plant and equipment, net, at January 31, 2004 and 2003 consisted of the following:

	2003	2002
Land	129,125	131,724
Buildings	322,475	318,493
Plant and production equipment	108,953	91,541
Furniture and fixtures	122,153	109,617
Leasehold improvements	348,975	320,077
Electronic office machines	48,803	54,390
Construction in progress	91,432	47,237
Other	15,499	25,368
Property, plant and equipment, gross	1,187,415	1,098,447
Accumulated depreciation	(246,143)	(185,950)

Property, plant and equipment, net	941,272	912,497

The movements in property, plant and equipment were as follows:

Cost	2003	2002
Opening balance	1,098,447	844,281
Additions	201,326	362,575
Acquisitions	3,646	540
Disposals	(59,845)	(44,142)
Currency translation	(56,159)	(64,807)

Closing balance	1,187,415	1,098,447

Accumulated depreciation	2003	2002
Opening balance	185,950	152,424
Charge for the year	102,077	93,950
Disposals	(43,353)	(39,052)
Write down of fixed assets	13,618	—
Currency translation	(12,149)	(21,372)

Closing balance	246,143	185,950

Additions include assets leased under capital leases amounting to € 6.2 million and leasehold improvements amounting to € 53.0 million for new stores and store refurbishments and expansions as well as the completion of the acquisition of a property in the Ginza district of Tokyo amounting to € 64.7 million.

In 2003, the movements in capital lease assets were as follows:

		Accumulated	Net book
	Cost	amortization	value
Opening balance	132,792	(2,293)	130,499
Addition	6,197		6,197
Acquisitions	2,566		2,566
Charge for the year	—	(6,134)	(6,134)
Write down of fixed assets	—	(4,455)	(4,455)
Currency translation	(9,352)	196	(9,156)

Closing balance	132,203	(12,686)	119,517

As at January 31, 2004 property, plant and equipment included certain land and buildings pledged as security for financial liabilities (see Note 10) as well as a building with a carrying value of € 7.2 million pledged as security for a mutual agreement procedures currently under negotiation with certain tax authorities.

(8) Goodwill, trademarks, other intangible assets and deferred charges, net

Trademarks and accumulated amortization at January 31, 2004 and 2003 consisted of the following:

		2003
		Accumulated		2002
	Gross	amortization	Net	Net
Yves Saint Laurent	941,201	190,062	751,139	798,199
Other brands	463,079	88,988	374,091	398,895
Total trademarks	1,404,280	279,050	1,125,230	1,197,094

The movements in trademarks were as follows:

Cost	2003	2002
Opening balance	1,404,242	1,324,463
Acquisitions	—	—
Adjustments to prior year value	—	79,815
Currency translation	38	(36)

Closing balance	1,404,280	1,404,242

Accumulated amortization	2003	2002
Opening balance	207,148	132,938
Charge for the year	71,902	75,099
Currency translation	—	(889)

Closing balance	279,050	207,148

The movements in goodwill were as follows:

Cost	2003	2002
Opening balance	829,425	861,275
Acquisitions	12,229	29,721
Adjustments to prior year value	—	(58,557)
Currency translation	(5,477)	(3,014)

Closing balance	836,177	829,425

Accumulated amortization	2003	2002
Opening balance	157,280	109,330
Charge for the year	53,673	51,319
Currency translation	(1,321)	(3,369)

Closing balance	209,632	157,280

Other intangible assets consisted of the following:

	2003	2002
Store lease acquisition costs	158,333	154,723
Software	43,910	42,523
Licenses repurchased	62,322	62,830
Other	43,925	45,248

Intangible assets, gross	308,490	305,324
Accumulated amortization	(83,926)	(64,548)

Intangible assets, net	224,564	240,776

The movements in other intangible assets were as follows:

Cost	2003	2002
Opening balance	305,324	249,927
Additions	20,925	85,077
Acquisitions	206	602
Disposals	(5,996)	(6,242)
Currency translation	(11,969)	(24,040)

Closing balance	308,490	305,324

Accumulated amortization	2003	2002
Opening balance	64,548	49,164
Charge for the year	23,602	22,107
Disposals	(5,996)	(5,094)
Write down of fixed assets	3,104	—
Currency translation	(1,332)	(1,629)

Closing balance	83,926	64,548

(9) Financial assets

Short and Long-term financial assets on January 31, 2004 included € 180.5 million and € 17.4 million, respectively of time deposit, the withdrawal of which is restricted subject to the repayment of certain short and long-term financial payables.

Financial assets on January 31, 2004 included also the KFW International Finance bond. This bond has the following characteristics:

S&P		Fair value		Expiration
Rating	Nominal value*	Euro	Yield	date
AAA	US $245,000	199,557	2.29%	24/01/2005

(*) In thousands

The KFW International Finance bond is pledged as security for a US$ 230 million letter of credit issued in connection with the settlement of the dispute among the Group, PPR and LVMH (see Note 14). The Company intends to hold this investment until its maturity, but before its expiration date may choose to use other financial assets as security for the letter of credit. As at January 31, 2004 the bond was reclassified from Long-term financial assets to Short-term financial assets as it maturity is less than 12 months.

During the period the movements in Financial assets were as follows:

	2003	2002

Opening balance	408,079	307,982
Addition	45,990	407,018
Disposal	(28,168)	(253,038)
Change of fair value	534	3,218
Currency translation	(28,898)	(57,101)

Closing balance	397,537	408,079

The disposal of the period represents the sale of the Dexia Municipal Agency bond held at January 31, 2003 in connection with a € 135 million loan which was repaid in December 2003.

(10) Bank overdrafts and short-term loans

Bank overdrafts and short-term loans at January 31, 2004 and 2003 consisted of the following:

	January 31, 2004			January 31, 2003
Currency	Nominal		Weighted	Nominal		Weighted
	currency	Amount	average	currency	Amount	average
	value*	in Euro	interest rate	value*	in Euro	interest rate
US Dollars	19,822	16,006	1.89%	100,482	92,901	1.63%
Euro	119,557	119,557	2.33%	208,863	208,863	3.03%
Japanese Yen	34,639,315	264,301	0.49%	30,050,245	232,641	0.30%
Swiss Franc	3,887	2,487	2.64%	104,483	71,183	1.08%
Other		21,336			24,946

Total	N/A	423,687	1.25%	N/A	630,534	1.63%

* In thousands

The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

At January 31, 2004 Bank overdrafts and short-term loans included the short-term portion of Long-term financial payables amounting to
€ 39.8 million (€ 38.3 at January 31, 2003).

Credit lines
On January 31, 2004, the Group had a syndicated multi-currency revolving credit facility amounting to € 667 million expiring on July 21, 2005, subject to an interest rate of LIBOR + 0.30% per annum and a commitment fee on the undrawn portion of 0.15% per annum. As at January 31, 2004 € 599.6 million was drawn against the facility. This amount is classified as Long-term financial payables.

On May 16, 2003, the Group signed a multi-currency revolving credit facility amounting to CHF 100 million expiring on May 16, 2006, subject to Interest rate per annum Libor + 0.63% and commitment fee per annum on the undrawn portion of 0.31%. As at January 31, 2004 the facility was fully drawn. The loan is classified as Long-term financial payables.

On November 28, 2003 the Group signed a syndicated loan agreement providing for two multi–currency revolving credit facilities both of them amounting to € 230 million. Terms and conditions of these facilities are as follows:

	Expiration-date	Interest rate per annum*	Commitment fee per annum
Facility A	26/11/2004	Libor + 0.50%	0.165% on the undrawn portion
Facility B	28/11/2006	Libor + 0.60%	0.240% on the undrawn portion

(*) The spread could be increased in a range between 0.85% and 0.95% depending upon the performance of the Group.

Under the agreement the Group has an option to extend Facility A for an additional year by transforming it from a revolving credit line into a loan for the amount outstanding as at the first year expiration date. Should the option be exercised, the loan would bear interest at Libor plus 0.50% per annum and would be entirely repayable on November 25, 2005. At January 31, 2004, € 115.0 million was drawn against facility A. As the Group intends to exercise the option, the loan has been classified as a Long-term financial payable.

As at January 31, 2004 Facility B was undrawn.

All of the three syndicated loan agreements are subject to financial covenants as follows:

-	the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

-	the ratio of Net Financial Indebtedness to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) should not be greater than 3:1;

-	the ratio of EBITDA to Financial expenditure, net of any financial income should not be less than 4:1.

The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements.

On January 31, 2004, all these covenants were satisfied.

Moreover, Gucci Group N.V. is obliged to ensure that the aggregate total assets of certain subsidiaries of the Group represents not less than 85% of the total assets of the Group.

At January 31, 2004 the Group had further lines of credit, which were not firm commitments, totaling € 424.1 million (€ 619.7 million as at January 31, 2003).

As at January 31, 2004 financial liabilities secured by mortgages and pledged cash amounted to € 334.3 million (€ 190.1 million at January 31, 2003).

(11) Income taxes

Income tax expense (benefit) for 2003, 2002 and 2001 was as follows:

	2003	2002	2001

Current	49,281	105,236	136,153
Deferred	(71,396)	(85,950)	(77,474)

Income tax expense (benefit)	(22,115)	19,286	58,679

The following table sets out the reconciliation between the effective tax rate and the statutory tax rate in The Netherlands:

	2003	2002	2001

Statutory tax rate in The Netherlands	35.0%	35.0%	35.0%
Effect of different rate applicable to interest income of Gucci Luxembourg	(42.8%)	(22.3%)	(14.7%)
Effect of different statutory rates applicable to operating subsidiaries	(35.0%)	(10.1%)	(10.7%)
Non-deductible expenses	9.9%	1.7%	5.1%
Benefit on exercise of stock options	(0.8%)	(0.3%)	(0.1%)
Valuation allowance on deferred tax assets for tax losses carried forward	19.3%	4.6%	1.7%
Other	(0.8%)	(0.6%)	(0.3%)

Effective tax rate	(15.2%)	8.0%	16.0%

     Deferred tax balances, net of the valuation allowance, reflected in the financial statements at January 31, 2004 and 2003 were related to the following items:

	2003		2002
	Assets	Liabilities	Assets	Liabilities
Inventory	80,276	—	81,705	—
Intangible assets	23,165	294,917	28,237	331,911
Tangible assets	—	14,689	—	10,553
Net operating loss carry-forwards	138,099	—	123,984	—
Accrued compensation expenses	5,912	—	6,251	—
Accrued restructuring expenses	5,142	—	1,000	—
Depreciation and amortization	8,876	23,146	2,529	14,943
Accrued expenses	18,956	—	13,126	—
Non income taxes	2,405	—	1,678	—
Hedging reserve	—	3,411	—	5,190
Other	7,164	1,155	5,161	2,394

Deferred tax balances	289,995	337,318	263,671	364,991

The total deferred tax balance for net operating loss carry-forwards amounts to € 207,989 (€ 170,596 in 2002) against which a valuation allowance of € 69,890 (€ 46,612 in 2002) has been provided to reflect the uncertainty as to the recoverability of certain of these assets.

The recoverability of the Deferred tax assets recognized in the consolidated financial statements is supported by both the Company’s business plans and certain transactions implemented during the first quarter of 2004, when the Company made cash injections into certain French and United States subsidiaries. Said transactions will have the effect of increasing the likelihood and the speed of the recovery of Deferred tax assets accrued as of January 31, 2004 on net operating losses carried forward.

     At January 31, 2004, the Group net operating loss carry-forwards expire as follows:

January 31,
2005	4,666
2006	4,944
2007	8,265
2008	28,415
2009 and beyond	174,477
Without expiration	358,011

Total	578,778

In accordance with a recently issued French fiscal law the aggregate amount of prior years losses carried forward in France, were reclassified to the category without expiration.

(12) Long-term financial payables

Long-term financial payables at January 31, 2004 and 2003 consisted of the following:

	Floating rate					Jan 31, 2004 Fixed rate	Total	Capital		Jan 31, 2003
	€	CHF	US$	GBP	Yen	Yen	loans	leases*	Total	Total
Due in fiscal year:
2004	—	—	—	—	—	—	—	—	—	121,995
2005	391,411	117,238	201,873	1,605	20,601	21,395	754,123	2,546	756,669	629,502
2006	6,290	64,762	4,037	1,605	47,307	42,912	166,913	2,904	169,817	211,443
2007	6,830	765	4,037	1,605	—	107,134	120,371	3,014	123,385	108,527
2008	7,370	765	4,037	1,605	—	78,132	91,909	3,109	95,018	127,097
Beyond	39,043	17,555	20,187	11,158	—	—	87,943	85,460	173,403	—

										1,198,564
Other										3,847
Total	450,944	201,085	234,171	17,578	67,908	249,573	1,221,259	97,033	1,318,292	1,202,411

Weighted Average interest rate	2.60%	0.74%	1.58%	4.77%	0.42%	0.82%	1.65%	6.15%	1.98%	2.33%

(*) Calculated as the present value of minimum lease payments under financial leases due beyond twelve months after January 31, 2004.

The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

The carrying value of Long-term financial liabilities approximates fair value.

(13) Pension liabilities and severance indemnities

Pension liabilities and severance indemnities at January 31, 2004 and 2003 consisted of the following:

	2003	2002
Staff leaving indemnities	52,803	48,403
Deferred compensation	1,935	2,247
Other	386	181

Pension liabilities and severance indemnities	55,124	50,831

Pension liabilities and severance indemnities at January 31, 2004 and 2003 relate to employees in the following countries:

	2003	2002
Italy	26,935	23,480
France	22,317	22,455
Other	5,872	4,896

Pension liabilities and severance indemnities	55,124	50,831

In Italy staff leaving indemnity is paid to all employees on termination of their employment.

Each year, the Group accrues for each employee an amount partly based on the employee’s remuneration and partly based on the revaluation of the amounts previously accrued.

The indemnity is an unfunded, but fully provided, liability.

In France employees are entitled to a leaving indemnity if they leave the company in certain circumstances. The liability is based on an actuarial valuation based on a prudent assessment of the relevant parameters, which were as follows:

	2003	2002
Discount rate	6%	5.1%
Projected future remuneration increases	4%	3.1%
Projected future employee turnover	2-7%	2-7%

The indemnity is an unfunded, but fully provided, liability.

Additional disclosures have not been made, as the plans are not material.

The movements in pension liabilities and severance indemnities were as follows:

	2003	2002
Opening balance	50,831	47,550
Accruals for the year	9,818	9,195
Acquisitions	371	681
Payments	(5,259)	(5,169)
Currency translation	(637)	(1,426)

Closing balance	55,124	50,831

(14) Shareholders’ equity

Share Capital
The authorized share capital of Gucci Group N.V. amounts to € 228.7 million and is divided into 224,215,247 shares.

Treasury stock
In 2003 the Group repurchased 3,203,987 shares for an aggregate cost of € 281.6 million. The repurchased shares are held in treasury and reissued to the Company’s employees upon the exercise of their stock options pursuant to the Company’s stock option plan.

As at January 31, 2004 the Treasury stock includes 2,971,176 shares (2,400,392 shares as at January 31, 2003) with an average value of
€ 87.95 per share (€ 72.2 as at January 31, 2003)

Dividends
On May 24, 2003, the Supervisory Board approved a dividend of € 0.50 per share. Following approval of the Annual Accounts by shareholders at the Annual General Meeting on July 16, 2003, the Company paid the dividend from the result of the year 2002 of € 0.50 per share. In 2002 the dividend distributed was US$ 0.50 per share.

The Shareholders at the Annual General Meeting on July 16, 2003 approved the distribution of € 13.50 per share in the form of a return of capital. The payment of the € 13.50 per share to the Euronext Amsterdam (AEX) shares occurred on October 2, 2003; the payment of US$ 15.78 (the US dollar equivalent of € 13.50) to shares registered on the New York Stock Exchange (NYSE) occurred promptly thereafter. The aggregate amount paid to shareholders was € 1,347.0 million. As a result of the payments, the US$ 101.50 per share “put price” that PPR is committed to offer for all Gucci Group shares in April 2004 (see Strategic alliance) was reduced by US$ 15.98 per share. This amount was calculated as follows:

-	US$15.78: The US dollar per share equivalent of € 13.50 determined by the € 1/US$1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003.

-	US$0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to US$ 15.78 over the period from October 2, 2003 to April 30, 2004.

Strategic Alliance

On September 10, 2001, the Company, Pinault-Printemps-Redoute S.A. (“PPR”) and LVMH-Moët Hennessy Louis Vuitton (“LVMH”) entered into a comprehensive settlement of the legal actions pending among them on that date.

The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of the Company’s then outstanding share capital, from LVMH at a price of US$ 94 per Common Share. Pursuant to the Settlement Agreement, PPR, LVMH and the Group dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management.

Pursuant to the Settlement Agreement, PPR has agreed to commence an Offer to all holders of Common Shares at a price of US$ 101.50 (the “Offer Price”) per Common Share on March 22, 2004, with payment to be made on or before April 30, 2004 (such period from March 22, 2004 through April 30, 2004 being referred to herein as the “Offer Period”). As a result of the distribution of € 13.50 per share in the form of a return of capital (see Dividends) the Offer Price was reduced by US$ 15.98 and fixed at US$ 85.52. If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of Gucci to purchase Common Shares constitute less than the greater of (1) 15% of the then-outstanding Common Shares and (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended). PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, provided that PPR may only defer the Offer for so long as the Force Majeure Event exists and the existence of such event must be confirmed by a majority of the Independent Directors.

LVMH and the Company (but no other third parties) would have the right to seek monetary damages and/or specific performance from PPR if it fails to honor its obligations under the Settlement Agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement.

Under a simultaneously executed Amended and Restated Strategic Investment Agreement (“Restated SIA”) among the Company, PPR and Marothi, in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which were reiterated in the Restated SIA, a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR’s share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member and PPR would be prohibited from acquiring additional Common Shares unless it does so pursuant to a public offer for all of the outstanding Common Shares which is recommended to the Company’s shareholders by the Independent Directors.

Net income per share
The numerator for the calculation of both the basic and fully diluted net income per share is “Net income for the year”.

Options granted in accordance with the Company’s Incentive Stock Option Plan are the only items which can dilute net income per share. The denominator used in “Basic net income per share” and “Diluted net income per share” is calculated using the treasury stock method as shown in the following table:

	Jan 31, 2004	Jan 31, 2003
Denominator in calculating basic net income per share	99,518,957	101,060,751
Add: In the money options outstanding	5,948,973	6,913,971
Less: Treasury shares *	4,770,703	5,551,804

Denominator in calculating diluted net income per share	100,697,227	102,422,918

* Theoretical treasury shares which would be acquired from proceeds of exercise of all in-the-money options outstanding.

2,700,000 options to purchase shares of common stock with an average strike price of US$ 98.79 were outstanding as at January 31, 2004, but were not included in the computation of diluted net income per share (2,474,000 as at January 31, 2003) because their exercise price was greater than the average market price of the common shares during the year; accordingly, the inclusion of these 2,700,000 options would have been antidilutive in the calculation.

Accumulated other comprehensive income
Accumulated other comprehensive income as at January 31, 2004 and 2003 consisted of the following:

	2003	2002
Exchange effect arising from change to Euro in 2001	940,449	940,449
Hedging reserve	66,953	98,529
Fair value reserve	1,721	2,712
Foreign currency adjustments	(338,204)	(287,571)

Accumulated other comprehensive income	670,919	754,119

Hedging reserve
The movements in the Hedging reserve account in 2003 and 2002 were as follows:

	2003	2002
Opening balance	98,529	(7,559)
Realized change in the value of Cash flow hedges related to transactions completed during the year	(120,639)	(56,806)
Total changes of the fair value of Cash flow hedges during the year	87,490	168,577
Tax on changes during the year	1,577	(5,190)
Currency translation	(4)	(493)

Closing balance	66,953	98,529

Fair value reserve

The movements in the Fair value reserve account in 2003 and 2002 were as follows:

	2003	2002

Opening balance	2,712	(2,388)
Gain on available-for-sale investments sold during the year	(1,304)	(6,886)
Change of the fair value of available-for-sale investments during the year	451	12,093
Currency translation	(138)	(107)

Closing balance	1,721	2,712

Foreign currency adjustments

Movements in foreign currency adjustments account in 2003 and 2002 were as follows:

	2003	2002

Opening balance	(287,571)	(230,410)
Translation of opening net equity and consolidation adjustments	(72,679)	(112,273)
Translation of result for the period	(2,451)	(3,219)
Translation of long-term inter-company accounts receivable	24,497	58,331

Closing balance	(338,204)	(287,571)

Employee Stock Ownership Plan (ESOP)

The ESOP formed in February 1999 was terminated in 2001 and the shares previously issued to it were cancelled. As part of the termination agreement, the Company committed to issue shares to employees. In fulfillment of the commitment 35,920 shares were issued in April 2003. In total the Company issued 44,564 shares to employees under the ESOP. The issuance of these shares did not have a material impact on the Company’s net income or shareholders’ equity.

(15) Stock option plan

Under the Incentive Stock Option Plan the Company issues options to employees and directors to purchase shares of the Company. On January 31, 2004, the Group was authorized to grant options from time to time with respect to up to a cumulative total of 18,514,444 common shares (17,264,444 at January 31, 2003).

The Company amended and restated the Incentive Stock Option Plan. With few exceptions, options issued under the Incentive Stock Option Plan and the Amended and Restated Incentive Stock Option Plan (the New Option Plan) generally were granted at exercise prices equal to or greater than the share price at the time of grant, generally vest proportionally for each complete year of service to the Company over a period up to five years from the date of issuance, and generally expire ten years from the date of issuance.

If less than the greater of 15 million shares or 15% of the Company’s outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), than options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer would convert to Stock Appreciation Rights (SARs), which would convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be determined based on a formula, which measures the value of the Company as compared to other stock exchange listed comparator companies.

As at January 31, 2004 the Company has not made any provision for such possible cash payments, as the conversion of the options into SARs is not certain. Had the contingent liability been recorded as at January 31, 2004, it would not have been material.

During October 2003 the Company paid € 13.50 per share in the form of a return of capital. In order to implement an equitable treatment for the benefit of the participants to the Company’s Stock Option Plan, the Supervisory Board approved a one-time extraordinary reduction of US$ 15.78 (the US$ equivalent of € 13.50 determined by the € 1/US$ 1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003) in the exercise price of each option granted prior to October 2, 2003 under the Company’s Stock Option Plan.

The following table summarizes the combined option activity (all amounts are stated in US Dollars, except for share amounts):

		2003		2002		2001
	Shares	Weighted	Shares	Weighted	Shares	Weighted
		average		average		average
		price*		price*		price*
Outstanding at beginning of the year	9,505,599	85.68	9,631,803	79.36	9,381,049	83.67
Granted	1,539,950	85.05	1,300,750	88.19	1,044,900	85.43
Exercised	4,016,388	55.70	1,302,214	42.48	612,475	39.63
Cancelled	80,208	66.85	124,740	65.11	181,671	72.35

Outstanding at the end of the year	6,948,953	81.42	9,505,599	85.68	9,631,803	79.36

Exercisable at the end of the year	2,723,243	80.59	4,741,339	76.18	4,256,263	62.08
Available for grant at the end of the year based on Shareholders’ authorization	1,239,645	N/A	1,449,387	N/A	1,375,397	N/A

(*) Amounts in US Dollar

Additional information regarding options at January 31, 2004, was as follows:

	Options outstanding			Options exercisable
Range of	Number	Weighted average	Weighted	Number	Weighted
exercise price *	outstanding	remaining contractual	average	exercisable	average
		life (months)	exercise		exercise
			price *		price *
6.22 - 62.10	396,438	72.1	52.66	193,438	51.86
62.13 – 62.97	499,860	82.1	62.38	134,170	62.69
63.29 – 66.82	477,245	79.2	65.04	152,255	64.85
67.05 – 71.22	446,700	77.4	68.25	315,500	67.75
71.88 – 79.26	1,166,760	98.2	72.65	236,480	73.37
79.42 – 84.98	1,261,950	111.52	79.81	41.400	83.38
87.22 – 112.22	2,700,000	80.3	98.79	1,650,000	90.25

Total	6,948,953	N/A	81.42	2,723,243	80.59

(*) Amounts in US Dollar

(16) Net revenues

Net revenues include royalty income primarily from the use of the Gucci brand related to eyewear, fragrances and ready-to-wear as well as from the use of the Yves Saint Laurent and other brands for various products.

Royalties related to the following trademarks:

	2003	2002	2001

Gucci	41,731	47,615	51,435
Yves Saint Laurent	9,261	12,876	21,429
Other	3,600	3,704	3,612

Total	54,592	64,195	76,476

(17) Selling, general and administrative expenses

Selling, general and administrative expenses in 2003, 2002, and 2001 were as follows:

	2003	2002	2001

Store	495,917	453,180	432,445
General and administrative	403,511	409,520	403,983
Communication	279,015	289,861	290,651
Selling	178,111	171,389	159,290
Shipping & Handling	67,188	62,472	61,432
Marketing & Promotions	24,835	29,656	28,460
Royalties expense	8,144	8,873	8,827
Research & Development	6,305	8,325	8,035

Selling, general and administrative expenses	1,463,026	1,433,276	1,393,123

(18) Financial income, net

Financial income, net, in 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001

Interest income	67,224	105,208	150,750
Interest (expense)	(50,354)	(49,559)	(63,773)
Financial income (expense) from hedging transactions	(5,343)	397	899
Financial income from disposal of financial assets	1,304	6,886	—
Other	(950)	(136)	247

Financial income, net	11,881	62,796	88,123

In 2003 the income from disposal of financial assets derived from the disposal of the Dexia Municipal Agency bond disclosed in Note 9; in 2002 the income derived from the sale of the KFW International Finance bond held as at the end of 2001.

(19) Restructuring expenses

In 2003 restructuring expenses, related primarily to provisions to close certain stores, amounting to € 27.0 million were incurred. These expenses were classified as Operating expenses.

In 2002 restructuring expenses, related primarily to the integration of Boucheron fragrance operations into YSL Beauté, amounting to € 3.1 million were incurred. These expenses were classified as Operating expenses.

In 2001 restructuring expenses of approximately € 8.4 million were primarily for severance payments at Boucheron, Balenciaga and Bottega Veneta, which were offset by the reversal of the over-accrual of certain restructuring expenses in Yves Saint Laurent and YSL Beauté provided in 2000. The 2001 restructuring expenses were not classified as operating expenditures as they related to restructuring of acquired companies during the year immediately after the acquisition.

(20) Commitments and contingencies

Leases
Annual future minimum fixed rental payments under non-cancelable Operating leases as of January 31, 2004, were as follows:

Fiscal year	Store	Other	Total

2004	85,006	30,575	115,581
2005	84,496	23,320	107,816
2006	81,075	20,068	101,143
2007	74,287	16,502	90,789
2008	69,621	15,566	85,187
Thereafter	325,746	36,846	362,592

Total	720,231	142,877	863,108

In addition to future minimum rental payments, the Group is committed to paying a fixed percentage of net sales in excess of specified amounts for certain of its stores. In Japan the rental contracts do not specify minimal rental payments, but provide for payments calculated as a percentage of sales.

Total store rent expense for 2003, 2002 and 2001 was as follows:

	2003	2002	2001

Fixed rent	89,713	83,858	73,154
Variable rent	102,352	100,138	99,332

Total store rent	192,065	183,996	172,486

Annual future minimum rental payments under Capital leases as of January 31, 2004, were as follows:

Fiscal year	Total

2004	7,584
2005	7,869
2006	8,310
2007	8,433
2008	8,535
Thereafter	143,910

Total future minimum rental payments under Capital leases	184,641
Future finance charge on Capital leases	(85,232)

Present value of finance liabilities on Capital leases	99,409

At January 31, 2004 the present value of financial liabilities on Capital lease was classified as Short-term loans and Long-term financial payables for an amount of € 2.4 million and € 97.0 million, respectively.

Supply contracts
Unrelated subcontractors assemble the Group’s leather goods. In order to ensure the availability of production capacity, the Group enters into agreements with certain suppliers, which included minimum supply commitments over periods up to five years. Moreover the Group enters into agreements with suppliers of certain watch components, which included minimum supply commitments after January 31, 2004.

The total amount of the future commitments related to these agreements at January 31, 2004, was as follows:

Fiscal year

2004	76,937
2005	6,071
2006	3,271
2007	1,871
2008	1,121

Total	89,271

Hedging contracts
During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than the reporting currency of the Group.

The notional values of the contracts outstanding at January 31, 2004 and January 31, 2003 were the following:

January 31, 2004	Forward	Combination options	Total
US Dollars	140,564	492,770	633,334
Japanese Yen	119,007	432,412	551,419
English Pound	186,336	—	186,336
Hong Kong Dollars	90,194	—	90,194
Korean Won	14,410	—	14,410

Total	550,511	925,182	1,475,693

January 31, 2003	Forward	Combination options	Total
US Dollars	152,934	543,091	696,025
Japanese Yen	145,532	526,121	671,653
English Pound	149,934	—	149,934
Hong Kong Dollars	94,495	—	94,495
Korean Won	4,109	—	4,109

Total	547,004	1,069,212	1,616,216

Certain subsidiaries of the Group entered into forward contracts in relation to trade accounts receivables as well as payables and financial receivables and payables, denominated in the currencies indicated below.

The contracts outstanding at January 31, 2004 and January 31, 2003 were as follows:

	January 31,	January 31,
Currencies	2004	2003
US Dollar	295,167	487,653
Japanese Yen	21,579	22,704
Swiss Franc	74,617	111,976
English Pound	71,944	52,322
Other currencies	18,574	16,600

Total	481,881	691,255

All contracts mature at various dates from February 2004 to January 2006.

All derivatives contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

Litigation
From December 1, 1978 through November 30, 2003, Gucci had a license with a subsidiary of Wella A.G. (“Wella”) for production of fragrances and cosmetics. Wella did not renew the license on or before November 30, 2001, with the result that the license lapsed on November 30, 2003. Wella has filed legal actions in the U.S.A., Germany and Italy seeking a declaration that the license will subsist until November 30, 2028. The case is pending; however the Group’s management and legal advisors believe that it will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

As of January 31, 2004, the Group’s management and legal advisors consider that the other minor unresolved legal actions in which the Group was involved will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Letter of credit
In addition to the other protections under the Settlement Agreement (see Note 14), the Group procured a letter of credit for the benefit of shareholders other than PPR and LVMH. On October 22, 2001, Citibank N.A. (Milan Branch) issued an irrevocable letter of credit in an amount not to exceed US$ 230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer. KAS Associatie N.V. is the beneficiary of the letter of credit and has agreed to act as paying agent for the benefit of all the Group shareholders, other than PPR and LVMH. The letter of credit is guaranteed by a US$ 245 million bond issued by KFW International Finance (see Note 9).

Commitment to minority shareholders
Certain minority shareholders of the Group’s companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for various periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company, to which the option is related. It is not possible to estimate the amounts payable under the options as they will depend on the future performance of the related companies. Assuming all such Put options were exercised on January 31, 2004, the amount payable would have been € 84.4 million. This amount includes the minimum exercise price of certain of the Put / Call options which the Company may be obliged to pay in the years indicated below:

Fiscal year

2004	4,845
2005	—
2006	2,280
2007	2,770
2008	6,042

Total	15,937

Other commitments
The Company entered into agreements mainly for the acquisition of fixed assets. These commitments as at January 31, 2004 were as follows:

Fiscal year

2004	24,845
2005	555
2006	225
2007	225
2008	225
Thereafter	1,573

Total	27,648

The major commitments are represented by store refurbishment projects.

(21) Additional disclosures

Employee remuneration
Remuneration in 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001
Salaries and wages	452,571	449,673	451,450
Social contributions	88,996	81,879	70,944
Pension and severance indemnities	11,822	11,485	10,461

Total remuneration	553,389	543,037	532,855

Number of employees
The average number of employees during 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Managers	695	620	603
White-collar staff	8,376	7,796	7,438
Blue-collar staff	2,127	2,142	1,848

Total average number of employees	11,198	10,558	9,889

The number of employees at January 31, 2004 and 2003 consisted of the following:

	January 31,	January 31,
	2004	2003
Managers	729	643
White-collar staff (without temporary staff)	8,318	7,839
Blue-collar staff	2,207	2,202

Total number of employees at year-end	11,254	10,684

Directors’ emoluments
The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments for 2003, 2002 and 2001 amounting to € 6.1 million € 8.5 million and € 5.9 million, respectively.

Related party transactions
In 2003 the Company entered into commercial transactions with parties having an interest in the Group (PPR or minority shareholders of consolidated subsidiaries). These transactions involved primarily wholesale product sales, cooperative advertising purchases and office supplies purchases from PPR-affiliate retailers, the rental of stores and showroom spaces as well as purchases of raw materials from minority shareholders. These transactions represented less than 0.2% (0.2% in 2002) of consolidated revenues, 0.2% (0.3% in 2002) of consolidated operating expenses and 3.4% (3.1% in 2002) of the cost of goods sold.

Transactions with related parties are priced on an arm’s length basis in a manner similar to transactions with third parties.

\

(22) Quarterly information (unaudited)

The following table shows financial results by quarter:

2003	1 quarter	2 quarter	3 quarter	4 quarter	Full year
Net revenues	567,056	583,688	694,958	741,688	2,587,390
Gross profit	384,426	375,590	466,670	508,720	1,735,406
Operating profit	(24,467)	(17,853)	58,194	103,923	119,797
Net income	1,155	22,688	53,139	97,265	174,247
Net income per share – basic	0.01	0.23	0.54	0.97	1.75
Net income per share – diluted	0.01	0.23	0.53	0.96	1.73

2002	1 quarter	2 quarter	3 quarter	4 quarter	Full year
Net revenues	607,619	577,132	644,757	714,778	2,544,286
Gross profit	414,907	394,518	442,279	490,575	1,742,279
Operating profit	20,349	31,496	47,074	80,522	179,441
Net income	35,503	42,852	52,959	95,440	226,754
Net income per share – basic	0.35	0.42	0.53	0.94	2.24
Net income per share – diluted	0.35	0.41	0.52	0.93	2.21

(23) Reconciliation with accounting principles generally accepted in the United States

The Group’s accounting policies differ in certain respects from accounting policies generally accepted in the United States (“U.S. GAAP”), as follows:

Impairment of Indefinite Life Assets
Effective February 1, 2002 the Group adopted the full provisions of FAS 142. Consequently, the Group reassessed the useful lives of previously recognized intangible assets. As a result of this assessment the Yves Saint Laurent trademark was classified as an indefinite-lived intangible asset (“Indefinite-Lived Asset”) under the provisions of FAS 142. This conclusion is supported by the fact that the Yves Saint Laurent trademark right is: perpetual in duration, related to one of the most well known and the long lasting luxury and fashion brands, and when the relaunch of the brand is completed expected to generate positive cash flows as long as the company owns it. In fact, the Yves Saint Laurent brand possesses all the qualities (long standing reputation, high awareness, reliably high quality, customer loyalty due to its recognizable attributes), which are expected to permit the Company to achieve superior and very long-term cash flows, fundamental to enhancing the brand’s long-term value. Under U.S. GAAP Indefinite-Lived Assets are not amortized but rather tested for impairment annually or when events and circumstances warrant. The Group reevaluates the useful life of the Indefinite-Lived Asset each year to determine whether events or circumstances continue to support indefinite useful life.

As at January 31, 2004, in accordance with the FAS 142, the Group completed its annual impairment test for the Indefinite-Lived Asset and for all goodwill, comparing the fair value of the Indefinite-Lived Asset and of all goodwill to their related current carrying amounts as at that date. Fair value was derived using a discounted cash flow analysis. Impairment analyses were generally based on five to ten year period business plans consistent with internal planning assumptions. In the valuation model, the Company did not apply a perpetual growth rate and a constant operating margin assumption until the end of the period covered by the business plans. The Company assumed a discount rate, which is representative of the Weighted Average Cost of Capital consistent with rates adopted by reputable investment banks. In the forecast period considered for the impairment analysis, the Company budgeted the businesses’ free cash flow; in the subsequent period (perpetuity), constant growth rates were assumed, which correspond to minimal real growth after adjusting for expected inflation. These annual impairment tests did not indicate an impairment of either the Yves Saint Laurent trademark or goodwill deriving from the Group’s acquisitions, other than minor impairments amounting to € 6.4 million.

As at January 31, 2004 and 2003 the carrying amount of the Yves Saint Laurent trademark valued in accordance with the U.S. GAAP was € 890.1 million.

As at January 31, 2004 and 2003 Trademarks and Other intangible assets subject to amortization valued in accordance with the U.S. GAAP consisted of the following:

	January 31, 2004			January 31, 2003
		Accumulated			Accumulated
	Gross	amortization	Net	Gross	amortization	Net
Trademarks	463,079	62,708	400,371	463,041	43,260	419,781
Other intangible assets	308,490	83,926	224,564	305,324	64,548	240,776

Total	771,569	146,634	624,935	768,365	107,808	660,557

The movements in the carrying amount of goodwill valued in accordance with U.S. GAAP were as follows:

	2003	2002
Opening balance	800,539	832,389
Additions	12,229	29,721
Adjustments to prior year value	—	(58,557)
Impairment losses	—	—
Currency translation	(4,461)	(3,014)

Closing balance	808,307	800,539

Goodwill and trademark amortization
As required by IAS, the Company amortizes goodwill and acquired trademarks over a maximum period of 20 years. In 2002 the Company adopted FAS 142, under which it did not amortize goodwill nor the Yves Saint Laurent trademark, which has an indefinite useful life. The other acquired trademarks were amortized over periods representing their estimated useful lives, which the Company reassessed when first applying FAS 142 as of February 1, 2002 as follows:

Trademark	Useful life
Balenciaga	20 years
Bottega Veneta	40 years
Boucheron	20 years
Roger & Gallet	40 years
Sergio Rossi	40 years
Stella McCartney	20 years

The aggregate amortization charge of Trademarks and Other intangible assets determined under U.S. GAAP for the year amounts to € 43.0 million (€ 43.6 million in 2002); approximately the same depreciation charge is expected during each of the next five years.

Restructuring charges
In accordance with IAS rules, the Group does not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charges such costs to expense in the periods they are incurred. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

In accordance with IAS rules, a restructuring accrual is recorded for one-time termination benefit payments and other costs to exit an activity when (1) the Company has a detailed formal plan for the restructuring (2) has started implementation of the plan (3) and has communicated the plan to affected employees. During 2003 for U.S. GAAP purposes, the Company adopted the provisions of FASB SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3. In accordance with FAS 146 it is not appropriate to accrue one-time benefit payments to employees if: (1) the employees are required to render services until they are terminated and (2) the employees will be retained to render service beyond the retention period (assumed to be 60 days subsequent to notification of dismal). Under US GAAP € 11.2 million of restructuring expenses were recorded during 2003 with a provision of € 5.0 million remaining at January 31, 2004. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

Non-cash compensation expense
In accordance with IAS, no cost is accrued for stock options on the date of grant as well as during the life of the options. Under U.S. GAAP, as permitted under FAS 123, “Accounting for Stock-Based Compensation”, the Company accounts for employee stock options under Accounting Principles Board statement No. 25, “Accounting for Stock Issued to Employees”, (“APB 25”) as clarified by FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), and FASB Interpretation No. 28, “Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans”.

The Company generally issues options to employees and directors to purchase shares of the Company with an exercise price greater than or equal to the market price of the underlying shares at the date of grant. Prior to 2000, the Supervisory Board contracted to grant options to certain executive officers, subject to the approval of the Annual General Meeting (“AGM”). On June 22, 2000, the AGM authorized the issuance of the options granted in 1999. In accordance with APB 25, in 2000 the compensation cost for stock options was measured as the excess of the quoted market price of Gucci shares on the day shareholder approval was obtained and the strike price of the options (the “Intrinsic Value”). The related compensation expense was recognized over the vesting period of each grant.

In December 2001 the Company paid a US$ 7.00 special dividend to all shareholders, except PPR, related to the settlement of outstanding litigation between the Group, PPR and LVMH (see Note 14). Then, the Company reduced the exercise price of outstanding options to provide equitable compensation to option holders not eligible to receive the special dividend by the same amount. In accordance with FIN 44, the Company recognized as a current period expense for the period ended January 31, 2002 the accumulated intrinsic value of all vested in the money outstanding options amounting to € 114.7 million.

In October 2003 the Company paid € 13.50 per share in the form of a return of capital. Then, the Company reduced the exercise price of outstanding options by the equivalent U.S. dollar amount of US$ 15.78 (see Note 15) to provide equitable compensation to option holders not eligible to receive the return of capital. In accordance with FIN 44, the Company recognized a related current period expense amounting to € 3.3 million for the period ended January 31, 2004.

In addition the intrinsic value of options, which were in-the-money but not vested on the dates of the respective repricing have been charged to compensation expense rateably over the period from the date of repricing to the date of vesting adjusted each period for the effects of variable accounting. Finally, periodic changes in the intrinsic value during the period from the dates of the respective repricing to the date of exercise of the options are recognized as an increase to or a decrease of compensation expense subsequent to the end of the vesting period.

The Company amended and restated the Incentive Stock Option Plan. If the less of the greater of 15 million shares or 15% of the Company’s outstanding shares remain untendered at the end of the Offer Period (see Strategic alliance), options issued under the New Option Plan and (if agreed by the option holders) options issued prior to the amendment and restatement of the Stock Option Plan not tendered into the Offer will convert to Stock Appreciation Rights (“SARs”), which will convert to cash payments by the Company when exercised. The SARs would have the same vesting period as the options and the amount of the related cash payments would be based on a formula, which measures the value of the Company based on operating and net income and the related valuation multiples of stock exchange listed comparator companies.

Consequently, under U.S. GAAP, variable plan accounting is required for options issued under the New Option Plan until the outcome of the Offer is known. Under U.S. GAAP, the Company is not required to accrue a provision related to the Cash Awards, as the con-version of the options into SARs will be confirmed only by the occurrence of future events not within the control of the Group. Had the contingent liability been recorded as at January 31, 2004, it would not have been material.

In addition, because the conversion of these options to Cash Awards is outside of the control of either the employee or the Company these instruments would be classified in a mezzanine section of the U.S.

GAAP balance sheet between debt and equity. This results in a reconciling difference in the U.S. GAAP equity reconciliation.

Hedging
The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the reporting currency of the Group as at the year end. Until the adoption of IAS 39 “Financial instruments: recognition and measurement”, and FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company deferred the unrealized gains or losses on hedges in respect of future revenues and expenses; under U.S. GAAP unrealized gains or losses on hedges, which were not covered by firm commitments as at the balance sheet date, were included in the determination of net income.

Upon the adoption of IAS 39 the Company qualifies for hedge accounting and records the fair value movements of Cash flow hedges as a component of equity until the related revenues and expenses are realized. Under U.S. GAAP the Company’s hedges of anticipated future transactions do not qualify for hedge accounting. Accordingly, on adoption of FAS 133 the current U.S. GAAP hedging relationships for the Company’s existing derivative instruments were no longer recognized as hedges. Subsequent to adoption, movements in the fair value of Cash flow hedges have been recorded as adjustments to U.S. GAAP net income. However, as IAS/IFRS basis shareholders’ equity reflects the Hedging reserve in Other comprehensive income, from January 31, 2002 there is no longer a reconciling item between IAS/IFRS and U.S. GAAP basis shareholders’ equity.

Construction period store rental expenses
In accordance with IAS/IFRS these are capitalized as part of the cost of constructing the store and amortized to expense over the lease period. U.S. GAAP (SOP 98-5) requires these to be charged to expense.

Deferred taxation on elimination of inter-company profit
As required by IAS, the Company calculates deferred taxation related to the elimination of unrealized inter-company profit on sale of inventories and fixed assets by applying the tax rates prevailing in the countries where the assets will ultimately be sold to third parties or depreciated. U.S. GAAP requires that this deferred taxation be calculated by applying tax rates prevailing in the countries where these assets originated.

Tax deduction on stock options
As described in Note 3, the Group reports the tax benefits, which derives upon the exercise of stock options by certain employees as a reduction of income tax expense. As this tax benefit arises from transactions involving the Company’s shares, U.S. GAAP requires that this benefit be credited directly to shareholders’ equity.

Summarized below are the adjustments to net income that would have been required if U.S. GAAP had been applied instead of IAS/IFRS:

2003
Net Income	Pre-tax result	Tax	Net income
Income net of minority interests as reported in the consolidated statement of income	152,132	22,115	174,247
Items increasing (decreasing) reported income net of minority interests:
Non-cash compensation expense:
- cumulative intrinsic value of vested options on the €13.50 return of capital payment date, which qualified for variable accounting on that date for the first time	(3,251)	—	(3,251)
- change in intrinsic value of outstanding options	(61,152)	8,261	(52,891)
Restructuring charges	1,815	(639)	1,176
Goodwill and trademark amortization	87,773	(16,554)	71,219
Change in unrealized exchange gain (loss) on hedge transactions	(33,149)	1,577	(31,572)
Construction period store rental expenses, net of related amortization	(5,300)	2,330	(2,970)
Deferred taxation on elimination of inter-company profit	—	(13,731)	(13,731)
Tax deduction on stock options exercise	—	(1,130)	(1,130)
Income net of minority interests in accordance with U.S. GAAP	138,868	2,229	141,097

Basic net income per share in accordance with U.S. GAAP			1.42
Diluted net income per share in accordance with U.S. GAAP			1.40

Shareholders' equity	Gross	Tax	Net
Shareholders’ equity as reported in the consolidated balance sheet			3,313,928
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	103,702	(35,292)	68,410
Goodwill and trademark amortization	272,355	(53,939)	218,416
Construction period store rental expenses, net of related amortization	(16,548)	6,526	(10,022)
Change in Fair value of outstanding options	(6,975)	586	(6,389)
Deferred taxes on elimination of inter-company profit		(40,874)	(40,874)
Foreign currency adjustments	3,154	3,384	6,538

Shareholders’ equity in accordance with U.S. GAAP			3,550,007

2002
Net Income	Pre-tax result	Tax	Net income
Income net of minority interests as reported in the consolidated statement of income	246,040	(19,286)	226,754
Items increasing (decreasing) reported income net of minority interests:
Non-cash compensation expense:
- compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(583)	—	(583)
- change in intrinsic value of outstanding options	(37,703)	4,280	(33,423)
Goodwill and trademark amortization	104,873	(17,267)	87,606
Unrealized exchange gain (loss) on hedge transactions	111,771	(5,190)	106,581
Construction period store rental expenses, net of related amortization	(9,566)	3,593	(5,973)
Deferred taxation on elimination of inter-company profit	—	(708)	(708)
Tax deduction on stock options exercise	—	(786)	(786)
Income net of minority interests in accordance with U.S. GAAP	414,832	(35,364)	379,468

Basic net income per share in accordance with U.S. GAAP			3.75
Diluted net income per share in accordance with U.S. GAAP			3.70

Shareholders' equity	Gross	Tax	Net
Shareholders’ equity as reported in the consolidated balance sheet			4,671,433
Items increasing (decreasing) reported shareholders’ equity:
Restructuring charges	101,887	(34,653)	67,234
Goodwill and trademark amortization	184,582	(37,385)	147,197
Construction period store rental expenses, net of related amortization	(11,248)	4,196	(7,052)
Change in Fair value of outstanding option	(1,773)	—	(1,773)
Deferred taxes on elimination of inter-company profit	—	(27,143)	(27,143)

Shareholders’ equity in accordance with U.S. GAAP			4,849,896

2001
Net Income	Pre-tax result	Tax	Net income
Income net of minority interests as reported in the consolidated statement of income	371,214	(58,679)	312,535
Items increasing (decreasing) reported income net of minority interests:
Restructuring	(750)	1,210	460
Non-cash compensation expense:
-compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(6,413)	—	(6,413)
- cumulative intrinsic value of vested in-the-money options on the date of the US$7.00 exercise price reduction	(114,701)	11,056	(103,645)
- change in intrinsic value of outstanding options through year end	(6,999)	1,001	(5,998)
Goodwill and trademark amortization	42,658	(9,661)	32,997
Unrealized exchange gain (loss) on hedge transactions	(16,450)	430	(16,020)
Construction period store rental expenses, net of related amortization	(1,631)	585	(1,046)
Deferred taxation on elimination of inter-company profit	—	(13,310)	(13,310)
Tax deduction on stock options exercise	—	(264)	(264)
Income net of minority interests in accordance with U.S. GAAP	266,928	(67,632)	199,296

Basic net income per share in accordance with U.S. GAAP			1.99
Diluted net income per share in accordance with U.S. GAAP			1.96

Pro-forma income statement (unaudited)
Effective February 1, 2002 the Group adopted the full provisions of FAS 142. On a pro-forma basis assuming the new standard had been applied since February 1, 2000 the net result of the period prepared on a U.S. GAAP basis for the years ended January 31, 2004, 2003 and 2002 would have reflected the following amounts:

	2003	2002	2001
Net Income as reported in accordance with U.S. GAAP	141,097	379,468	199,296
Add back: Trademark amortization, net of tax	—	—	12,309
Add back: Goodwill amortization	—	—	48,751
Pro-Forma Net income	141,097	379,468	260,356

Net income per share — basic	1.42	3.75	2.60
Net income per share — diluted	1.40	3.70	2.56

During 2002 the Group made minor acquisitions. Had these acquisitions been made on February 1, 2002, the effect on the 2002 income statement would not have been material. Accordingly no related pro-forma information is disclosed.

During 2001 the Group made several acquisitions. On a pro-forma basis, assuming the acquisitions of these businesses had been made on February 1, 2001, the acquisitions had been financed by third parties since this date and the results of these companies had been the same as originally reported, income statements prepared on a U.S. GAAP basis for the year ended January 31, 2002 would have reflected the following amounts:

2001
Net revenues	2,579,313
Goodwill and trademark amortization	88,033
Operating profit	162,833
Net income	195,574

Net income per share of common stock — diluted	1.93

Management believes that the pro-forma results of operations are not indicative of what actually would have occurred if the acquisitions had taken place on February 1, 2001.

Stock-based compensation
For purposes of the reconciliation of the reported net income with net income in accordance with U.S. GAAP, stock-based compensation is accounted for by using the intrinsic value based method.

Pro-forma U.S. GAAP amounts, had compensation expense been calculated based on the options’ fair value at their respective grant dates for awards under the stock option plans, are presented below:

	2003	2002	2001
Net Income as reported in accordance with U.S. GAAP	141,097	379,468	199,296
Add:
compensation expense included in U.S. GAAP Net Income, net of related tax effect	56,142	34,006	116,056
Deduct:
total stock based employee compensation determined under fair value based method, net of related tax effect	40,680	61,082	95,516
Pro-Forma Net income	156,559	352,392	219,836

Net income per share — basic	1.57	3.49	2.19
Net income per share — diluted	1.55	3.44	2.17

The weighted average grant-date fair value of options granted in 2003, 2002 and 2001 for the Incentive Stock Option Plan was US$ 9.56, US$ 17.61 and US$ 19.93, respectively.

The fair values at the date of grant were estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	2.27%	3.87%	4.16%
Expected life (years)	3.35	3.5	3.5
Volatility	12.17%	14.4%	21.3%
Dividend yield	0.57%	0.57%	0.60%

(24) Recently issued accounting principles

In December 2003 the International Accounting Standard Board (IASB) issued the revised version of 15 International Accounting Standards (IAS 1 – Presentation of Financial Statements, IAS 2 – Inventories, IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, IAS 10 – Events after the Balance Sheet Date, IAS 16 – Property, Plant and Equipment, IAS 17 – Leases, IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 24 – Related Party Disclosures, IAS 27 – Consolidated and Separate Financial Statements, IAS 28 – Investments in Associates, IAS 31 – Investments in Joint Ventures, IAS 32 – Financial Instruments: Disclosure and Presentation, IAS 33 – Earning per Shares, IAS 39 – Financial Instruments: Recognition and Measurement, IAS 40 – Investment Property).

On February 19, 2004 the IASB issued International Financial Reporting Standard 2 – Share-based Payment (IFRS 2) dealing with the accounting for share-base transactions, including grants of shares options and Stock Appreciation Rights (SAR) to employees.

The revised version of the 15 International Accounting Standards as well as IFRS 2 will be applied by the Company for annual periods beginning on or after January 1, 2005.

The Company is studying the impact of the amendments to the 15 International Accounting Standards and of implementation of IFRS 2 in its future financial statements.

On March 31, 2004 the IASB issued International Financial Reporting Standard 3 dealing with business combination. This Standard replaces IAS 22 – Business combinations. In accordance with the IFRS 3 requirements amortization of goodwill acquired in a business combination is prohibited. The Group will implement the new standard to business combinations for which the agreement date is on or after March 31, 2004. With regards to goodwill arising from a business combination for which the agreement date was before March 31, 2004, the Group will apply the new requirements prospectively starting from the beginning of the fiscal year starting on February 1, 2005.

On March 31, 2004 the IASB issued the revised versions of International Accounting Standard 36 and 38. The main revisions to these standards deal with the amortization of intangibles assets with indefinite useful lives, which is prohibited and the requirement to test goodwill and intangible assets with indefinite useful lives for impairment on an annual basis.

The Group will implement the new requirements as follows:

-	to intangible assets acquired in a business combination for which the agreement date is on or after March 31, 2004 during the fiscal year starting on February 1, 2004;

-	to all other intangible assets prospectively starting from the beginning of the fiscal year starting on February 1, 2005.

As a result of the implementation of IFRS 3 as well as of IAS 36 (Revised 2004) and IAS 38 (Revised 2004), for the fiscal year beginning February 1, 2005, the Group expects a reduction of the annual amortization charge approximately € 95 million gross of tax, assuming that no impairment charges of indefinite life intangibles and goodwill is required. The expected positive effect after tax on the result of that year is expected to approximate € 78 million.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”. FIN 46 introduces a new concept of a variable interest entity (“VIE”). FIN 46 is effective immediately for all VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46 will be effective as of June 30, 2004. As of January 31, 2004 and during the periods reported in these financial statements the Company did not have any VIE.

In December 2003, the FASB issued FAS No. 132(R), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132. This Statement revises employer’s disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements. No new disclosures were required in the Company’s financial statements as a result of the implementation of the new standard. The company is currently evaluating the impact of the provisions of FAS 132 (revised 2003), which have a later effective date.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149, which is to be applied prospectively, is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company’s consolidated financial statements.

(25) Consolidated Companies

Gucci Division
Region	Registered Office

Europe
Guccio Gucci S.p.A. (*) (**)	Florence, Italy
Gucci Logistica S.p.A. (*)	Florence, Italy
Luxury Goods Italia S.p.A. (*)	Florence, Italy
G.F. Services S.r.l. (**)	Milan, Italy
G.F. Logistica S.r.l. (*)	Milan, Italy
Luxury Goods France S.A. (*)	Paris, France
Gucci Limited (*)	London, United Kingdom
GG Luxury Goods Gmbh (*) (**)	Neustadt, Germany

Gucci Division
Region	Registered Office

Luxury Goods International S.A. (*)	Cadempino, Switzerland
Luxury Goods Logistic S.A. (51%)	Cadempino, Switzerland
Gucci Belgium S.A. (*) (**)	Brussels, Belgium
La Meridiana Fashion S.A. (**)	Brussels, Belgium
Luxury Goods Spain S.L. (*)	Madrid, Spain
Gucci S.a.m. (*) (**)	Montecarlo, Monaco
Gucci Austria Gmbh (*) (**)	Vienna, Austria
Gucci Netherlands B.V. (*) (**)	Amsterdam, The Netherlands
Luxury Goods Outlet S.r.l. (*)	Florence, Italy
Capri Group S.r.l. (*) (75%)	Naples, Italy
Gucci Venezia S.p.A. (*) (51%)	Venice, Italy
Gucci International N.V. (**)	Amsterdam, The Netherlands
Gucci Group N.V.	Amsterdam, The Netherlands
GG France Holding S.a.r.l. (**)	Paris, France
Gucci Luxembourg S.A. (**)	Luxembourg
Gucci Services Limited (**)	London, United Kingdom
Gucci Participation B.V.	Amsterdam, The Netherlands
Gucci Finanziaria S.p.A.	Florence, Italy
Gucci Italia Holding S.p.A. (**)	Florence, Italy
Gucci Ireland Limited	Dublin, Ireland
Luxury Goods Operations (L.G.O.) S.A. (*) 51%	Cadempino, Switzerland

North America
Gucci North American Holdings, Inc. (**)	Delaware, U.S.A.
Gucci America, Inc. (*)	New York, U.S.A.
Gucci Shops of Canada, Inc.	New Brunswick, Canada
Gucci Boutiques, Inc. (*)	New Brunswick, Canada

Asia
Gucci Group Japan Limited (*)	Tokyo, Japan
Gucci Group (Hong Kong) Limited (*) (**)	Hong Kong, China
Gucci Thailand Co, Ltd (**)	Bangkok, Thailand
Gucci Group Guam, Inc. (*)	Tumon, Guam
Gucci Group Korea Ltd (*) (**)	Seoul, South Korea
Gucci Taiwan Limited (*) (**)	Taipei, Taiwan
Gucci (Malaysia) Sdn Bhd (*)	Kuala Lumpur, Malaysia
Gucci Singapore Pte Limited (*)	Singapore, Singapore
Gucci Australia PTY Limited (*)	Victoria, Australia
Gucci Group Japan Holding Limited (*)	Tokyo, Japan
Yugen Kaisha Gucci (*) (**)	Tokyo, Japan

Rest of World
Gemini Aruba N.V.	Aruba, Netherlands Antilles

Gucci Group Watches
Region	Registered Office

Europe
Luxury Timepieces International S.A. (*)	Neuchâtel, Switzerland
Luxury Timepieces (U.K.) Ltd. (*) (**)	London, United Kingdom
Luxury Timepieces España, S.L. (51%)	Madrid, Spain
Luxury Timepiece Design S.A.	La Chaux-de-Fonds, Switzerland
Luxury Timepiece Manufacturing S.A. (*)	La Chaux-de-Fonds, Switzerland
Bédat Group Holding S.A. (85%)	Geneva, Switzerland
Bédat & Co. S.A. (*) (85%)	Geneva, Switzerland
Gucci Group WatchesFrance S.A.S	Pantin, France

North America
Luxury Timepieces (Canada), Inc. (*) (**)	Markham, Canada

Gucci Group Watches
Region	Registered Office

Bédat & Co. U.S.A., LLC (*) (85%)	San Francisco, U.S.A.

Asia
Luxury Timepieces (Hong Kong) Limited (*) (**)	Hong Kong, China
Luxury Timepieces Japan Limited (*)	Tokyo, Japan
Gucci Group Watches Taiwan Limited (*)	Taipei, Taiwan

Yves Saint Laurent
Region	Registered Office

Europe
Yves Saint Laurent, S.A.S. (*)	Paris, France
Yves Saint Laurent Boutique France, S.A.S. (*)	Paris, France
Yves Saint Laurent Fashion B.V.	Amsterdam, The Netherlands
Yves Saint Laurent France B.V.	Amsterdam, The Netherlands
S.A.M. Yves Saint Laurent Monaco S.a.m. (*)	Montecarlo, Monaco
Yves Saint Laurent Spain S.A. (*)	Madrid, Spain
Yves Saint Laurent UK Ltd (*)	London, United Kingdom
Yves Saint Laurent Belgium S.P.R.L.	Brussels, Belgium
C. Mendès S.A. (*)	Paris, France
Yves Saint Laurent Germany Gmbh (*)	Düsseldorf, Germany
Yves Saint Laurent Services, S.A.S.	Paris, France

North America
Yves Saint Laurent America, Inc. (*)	New York, U.S.A.
Yves Saint Laurent of South America, Inc. (*)	New York, U.S.A.
Yves Saint Laurent America Holding, Inc.	New York, U.S.A.

Asia
Yves Saint Laurent Fashion Japan Limited	Tokyo, Japan

YSL Beauté
Region	Registered Office

Europe
YSL Beauté (S.A.S.)	Neuilly sur Seine, France
Yves Saint Laurent Parfums S.A.	Neuilly sur Seine, France
Roger & Gallet (S.A.S.) (*)	Neuilly sur Seine, France
YSL Beauté Recherche et Industries (S.A.S.) (*)	Bernay, France
Yves Saint Laurent Parfums Lassigny (S.A.S.)	Neuilly sur Seine, France
Parfums Van Cleef and Arpels S.A. (*)	Neuilly sur Seine, France
YSL Beauté Gmbh (*)	Munich, Germany
YSL Beauté S.A. (*)	Barcelona, Spain
Fendi Profumi S.p.A. (*)	Florence, Italy
Florbath Profumi di Parma S.p.A. (*)	Florence, Italy
YSL Beauté Nederland B.V. (*)	Eg Maassluis, The Netherlands
Parfums Stern (S.A.S.) (*)	Neuilly sur Seine, France
YSL Beauté S.A. N.V. (*)	Brussels, Belgium
YSL Beauté AEBE (*) (51%)	Athens, Greece
YSL Beauté S.A. (*) (51%)	Lisbon, Portugal
YSL Beauté Suisse	Geneva, Switzerland
YSL Beauté Ltd (*)	Haywards Heath, United Kingdom
YSL Beauté Italia S.p.A. (*)	Florence, Italy
YSL Beauté HGmbh (*)	Vienna, Austria
Fildema XXI S.L.	Barcelona, Spain
Alexander McQueen Parfums (S.A.S.)	Neuilly sur Seine, France
Classic Parfums (S.A.S.)	Neuilly sur Seine, France

YSL Beauté
Region	Registered Office

Parfums Balenciaga (S.A.S.)	Neuilly sur Seine, France
Stella McCartney Parfums (S.A.S.)	Neuilly sur Seine, France
Boucheron Parfumes (S.A.S) (*)	Neuilly sur Seine, France

North America
YSL Beauté, Inc. (*)	New York, U.S.A.
YSL Beauté Miami, Inc.	Miami, U.S.A.
Parfumes Boucheron Corp. (*)	New York, U.S.A.
Mode et Parfumes Corp. (*)	New York, U.S.A.

Asia
Yves Saint Laurent Parfums KK (*)	Tokyo, Japan
YSL Beauté Hong Kong Ltd (*)	Hong Kong, China
YSL Beauté Singapore PTE Ltd (*)	Singapore, Singapore

Rest of World
YSL Beauté Canada, Inc. (*)	Mississauga, Ontario, Canada
YSL Beauté Australia PTY Ltd (*)	Sydney, Australia
YSL Beauté NZ Ltd (*)	Auckland, New Zealand
YSL Beautè Middle East FZCO (*) (70%)	Dubai, UAE

Sergio Rossi
Region	Registered Office

Europe
Sergio Rossi S.p.A. (*)	San Mauro Pascoli, Italy
Ascot S.r.l.	Florence, Italy
Sergio Rossi U.K. Limited (*)	London, United Kingdom
Sergio Rossi International S.A.R.L.	Luxembourg
Sergio Rossi Netherlands B.V.	Amsterdam, The Netherlands

North America
Sergio Rossi U.S.A., Inc. (*)	New York, U.S.A.

Asia
Sergio Rossi Japan Limited (*)	Tokyo, Japan
Sergio Rossi Korea Ltd (*)	Seoul, South Korea

Boucheron
Region	Registered Office

Europe
Boucheron S.A.S. (*)	Paris, France
Boucheron Holding S.A.	Paris, France
Parfums et Cosmetiques International S.A.S. (*)	Paris, France
Boucheron U.K. Ltd (*)	London, United Kingdom
Boucheron International S.A. (*)	Cadempino, Switzerland
Boucheron Luxembourg S.A.R.L	Luxembourg

North America
Boucheron (U.S.A.) Ltd (*)	New York, U.S.A.
Luxury Distribution, Inc.	New York, U.S.A.
Boucheron Joaillerie (USA) Inc.	New York, U.S.A.

Asia
Boucheron Japan Limited (*)	Tokyo, Japan
Boucheron Taiwan CO. Ltd (*)	Taipei, Taiwan

Bolenciaga
Region	Registered Office

Europe
Balenciaga S.A. (*) (91%)	Paris, France

America
Balenciaga America, Inc. (*) (91%)	New York, U.S.A.

Bottega Veneta
Region	Registered Office

Europe
Bottega Veneta U.K. Co. Limited (*) (78.5%)	London, United Kingdom
Bottega Veneta France Holding S.A.S. (78.5%)	Paris, France
B.V. Italia S.r.l. (*) (78.5%)	Vicenza, Italy
Bottega Veneta S.r.l. (*) (78.5%)	Vicenza, Italy
B.V. International S.A.R.L. (78.5%)	Luxembourg
Bottega Veneta B.V. (78.5%)	Amsterdam, The Netherlands
Bottega Veneta France S.A. (*) (78.5%)	Paris, France
B. V. S.r.l. (*) (78.5%)	Vicenza, Italy
Bottega Veneta Germany GMBH (78.5%)	Berlin, Germany

America
Bottega Veneta Inc (*) (78.5%)	New York, U.S.A.

Asia
Bottega Veneta Hong Kong Limited (*) (78.5%)	Hong Kong, China
Bottega Veneta Japan Limited (*) (78.5%)	Tokyo, Japan
Bottega Veneta Singapore Private Limited (*) (78.5%)	Singapore, Singapore
Bottega Veneta Korea Ltd (*) (78.5%)	Seoul, South Korea
Bottega Veneta Guam (78.5%)	Guam, Guam

Alexander McQueen
Region	Registered Office

Europe
Autumnpaper Limited (*) (51%)	London, United Kingdom
Birdswan Solutions Ltd (51%)	London, United Kingdom
Paintgate Limited	London, United Kingdom
Alexander McQueen Trading Ltd (*) (51%)	London, United Kingdom

Stella McCartney
Region	Registered Office

Europe
Stella McCartney Limited (*) (50%)	London, United Kingdom
Stella McCartney France S.A.S. (*) (50%)	Paris, France

America
Stella McCartney America Inc. (*) (50%)	City of Wilmington, U.S.A.

Industrial Operations
Region	Registered Office

Europe
Baruffi S.r.l. (*) (67%)	Milan, Italy
Conceria Blu Tonic S.p.A. (*) (51%)	Pisa, Italy
Caravel Pelli Pregiate S.r.l. (*) (51%)	Florence, Italy
Regain 1957 S.r.l. (*) (70%)	Florence, Italy
Paoletti S.r.l. (*) (51%)	Florence, Italy
Tiger Flex S.r.l. (*) (75%)	Florence, Italy
Pigini S.r.l. (70%)	Florence, Italy
Gauguin S.r.l.	Florence, Italy
Gucci Immobiliare Leccio S.r.l. (*) (64%)	Florence, Italy
Design Management S.r.l. (*)	Florence, Italy
John Field (*) (51%)	London, United Kingdom

(*) Principal operating companies (**) Companies directly owned by Gucci Group N.V.

Appendix 2

GUCCI GROUP N.V. ANNOUNCES
AVAILABILITY OF 2003 FINANCIAL INFORMATION

Amsterdam, The Netherlands, April 19, 2004: Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) announces today that it has made available the following audited financial information for the fiscal year ended January 31, 2004:

•	a consolidated balance sheet,

•	a consolidated income statement,

•	a consolidated statement of cash flows,

•	a statement of changes in equity,

•	a summary of accounting policies used in the preparation of the financial statements set forth above; and

•	explanatory notes (including a reconciliation to US generally accepted accounting principles);

all prepared in accordance with international accounting standards and accompanied by an auditor’s report in accordance with IAS.

The 2003 audited financial information is being made available by Gucci Group in connection with the previously-announced offer by Pinault-Printemps-Redoute S.A. to purchase all of the outstanding common shares of Gucci Group not beneficially owned by PPR at a price of $82.52 per share in cash. PPR filed the tender offer documents relating to the offer with the U.S. Securities and Exchange Commission and made such documents available in The Netherlands on April 1, 2004. In accordance with the terms of an exemption granted by the Autoriteit Financiële Markten on March 30, 2004 with respect to the Gucci Group information included in the tender offer documents, Gucci Group committed itself to make the 2003 audited financial information available on or before April 19, 2004.

Gucci Group is filing the 2003 audited financial information with the U.S. Securities and Exchange Commission in a Report of Foreign Issuer on Form 6-K. Investors, security holders and other interested parties may obtain a free copy of the 2003 audited financial information at www.sec.gov. The 2003 financial information may be obtained free of charge by directing requests to Gucci Group’s Investor Relations Department at +39 055 7592 2456, PPR’s Investor Relations Department at +33 1 4564 6325 or at ABN AMRO, the Dutch depositary for tender offer, via email at prospectus@nl.abnamro.com. The 2003 audited financial information may also be downloaded from Gucci Group’s website at www.guccigroup.com and will be available on PPR’s website at www.pprfinance.com.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & C°., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

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Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer because they contain important information. These statements have been filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation (when available) at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to PPR’s Investor Relations Department at +33 1 45 64 63 25, Gucci Group’s Investor Relations Department at +39 055 75 92 24 56[, or ABN AMRO via email at prospectus@nl.abnamro.com]. The Offer to Purchase (but not the related transmittal documents) may also be downloaded from PPR’s website at www.pprfinance.com.

The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci Group or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci Group shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

For media inquiries:	For investors / analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

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